brf

Interim Financial Information

September 30, 2022

(A free translation of the original in Portuguese)

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	2

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	3

(in thousands of Brazilian Reais)

STATEMENTS OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	09.30.22	12.31.21	09.30.22	12.31.21	LIABILITIES	Note	09.30.22	12.31.21	09.30.22	12.31.21
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	2,933,449	4,633,816	8,335,724	7,528,820	Loans and borrowings	15	2,751,314	2,790,926	3,159,148	3,203,068
Marketable securities	5	353,673	324,771	418,891	346,855	Trade accounts payable	16	11,486,268	10,440,754	12,988,510	11,701,996
Trade and other receivables	6	6,054,436	7,270,531	4,083,926	4,107,156	Supply chain finance	17	1,339,820	2,237,975	1,339,820	2,237,975
Inventories	7	7,004,477	7,403,503	9,717,825	9,654,870	Lease liability	18	455,073	364,470	629,332	471,956
Biological assets	8	2,802,014	2,786,692	2,980,996	2,899,921	Payroll, related charges and employee profit sharing		974,799	810,960	1,035,240	900,394
Recoverable taxes	9	671,421	881,927	879,358	976,133	Taxes payable		191,962	246,744	499,307	454,038
Recoverable income taxes	9	70,919	29,784	157,655	71,762	Derivative financial instruments	24	78,955	325,430	79,513	327,443
Derivative financial instruments	24	88,937	132,498	88,937	134,551	Provision for tax, civil and labor risks	21	920,663	956,193	924,178	959,132
Restricted cash		-	24,963	-	24,963	Employee benefits	20	42,097	42,097	53,324	54,354
Assets held for sale		-	5,000	27,363	16,628	Advances from related parties	30	8,196,615	12,393,604	-	-
Other current assets		424,215	324,680	680,172	481,464	Other current liabilities		226,339	357,887	693,501	914,933
Total current assets		20,403,541	23,818,165	27,370,847	26,243,123	Total current liabilities		26,663,905	30,967,040	21,401,873	21,225,289

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	18,153,767	19,320,254	20,886,578	22,252,962
Marketable securities	5	15,000	15,438	444,188	447,413	Trade accounts payable	16	10,640	8,718	10,640	12,628
Trade and other receivables	6	21,233	34,540	21,460	34,978	Lease liability	18	2,054,567	1,803,853	2,353,255	2,007,290
Recoverable taxes	9	5,117,791	4,765,453	5,122,218	4,780,096	Taxes payable		127,312	130,565	128,522	132,195
Recoverable income taxes	9	213,600	194,979	224,826	206,355	Provision for tax, civil and labor risks	21	578,832	517,522	620,901	558,500
Deferred income taxes	10	2,650,775	2,885,387	2,734,379	2,941,270	Deferred income taxes	10	-	-	91,685	23,710
Judicial deposits	11	546,575	545,631	554,801	550,319	Liabilities with related parties	30	48,798	45,921	-	-
Biological assets	8	1,491,649	1,367,013	1,561,235	1,414,482	Employee benefits	20	386,163	361,356	521,104	498,231
Derivative financial instruments	24	6,970	10,804	6,970	10,804	Derivative financial instruments	24	86,200	41,861	86,200	41,861
Restricted cash		26,696	1	86,971	1	Other non-current liabilities		274,473	251,512	330,467	325,098
Other non-current assets		139,810	70,228	143,888	76,757
Total long-term receivables		10,230,099	9,889,474	10,900,936	10,462,475	Total non-current liabilities		21,720,752	22,481,562	25,029,352	25,852,475

						EQUITY	22
						Capital		12,836,522	12,460,471	12,836,522	12,460,471
						Capital reserves		2,338,476	141,834	2,338,476	141,834
Investments	12	14,052,101	13,269,948	100,448	7,113	Other equity transactions		(78,329)	(67,531)	(78,329)	(67,531)
Property, plant and equipment	13	12,442,551	11,723,211	14,173,566	13,040,862	Accumulated losses		(1,466,856)	(2,132,230)	(1,466,856)	(2,132,230)
Intangible assets	14	3,256,805	3,210,336	6,492,242	6,149,814	Treasury shares		(109,727)	(127,286)	(109,727)	(127,286)
						Other comprehensive loss		(1,519,646)	(1,812,726)	(1,519,646)	(1,812,726)
						Attributable to controlling shareholders		12,000,440	8,462,532	12,000,440	8,462,532
Total non-current assets		39,981,556	38,092,969	31,667,192	29,660,264	Non-controlling interests		-	-	606,374	363,091
						Total equity		12,000,440	8,462,532	12,606,814	8,825,623
TOTAL ASSETS		60,385,097	61,911,134	59,038,039	55,903,387	TOTAL LIABILITIES AND EQUITY		60,385,097	61,911,134	59,038,039	55,903,387

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	4

(in thousands of Brazilian Reais)

STATEMENTS OF INCOME (LOSS)

		Parent company				Consolidated
			2022		2021		2022		2021
					Restated (1)				Restated (1)
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
CONTINUING OPERATIONS
NET SALES	26	12,150,323	33,484,167	11,082,728	30,605,434	14,056,041	39,036,395	12,389,985	34,618,863
Cost of sales	29	(10,085,627)	(29,098,084)	(8,840,314)	(24,504,276)	(11,458,083)	(33,342,576)	(9,901,801)	(27,922,105)
GROSS PROFIT		2,064,696	4,386,083	2,242,414	6,101,158	2,597,958	5,693,819	2,488,184	6,696,758
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,703,302)	(4,419,090)	(1,348,577)	(3,706,486)	(1,860,132)	(5,013,091)	(1,536,133)	(4,314,504)
General and administrative expenses	29	(125,404)	(328,901)	(162,441)	(400,780)	(197,172)	(518,120)	(233,037)	(600,750)
Impairment loss on trade receivables	6	(2,286)	(7,274)	(2,318)	(8,034)	(4,311)	(7,801)	(3,135)	(11,627)
Other operating income (expenses), net	27	22,147	9,368	(31,592)	84,324	26,481	21,267	14,601	168,836
Income from associates and joint ventures	12	640,186	(4,360)	767,247	72,400	564	644	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		896,037	(364,174)	1,464,733	2,142,582	563,388	176,718	730,480	1,938,713
Financial income		366,714	722,052	110,336	285,777	405,797	803,302	133,806	340,283
Financial expenses		(968,833)	(2,655,907)	(715,619)	(2,192,668)	(999,568)	(2,696,581)	(1,047,189)	(2,470,878)
Foreign exchange and monetary variations		(407,792)	203,845	(1,109,200)	(691,061)	(88,598)	(173,425)	(71,575)	(216,381)
FINANCIAL INCOME (EXPENSES), NET	28	(1,009,911)	(1,730,010)	(1,714,483)	(2,597,952)	(682,369)	(2,066,704)	(984,958)	(2,346,976)
LOSS BEFORE TAXES		(113,874)	(2,094,184)	(249,750)	(455,370)	(118,981)	(1,889,986)	(254,478)	(408,263)
Income taxes	10	(8,696)	(109,045)	(25,850)	1,356	(17,804)	(244,377)	(16,505)	(38,818)
LOSS FROM CONTINUING OPERATIONS		(122,570)	(2,203,229)	(275,600)	(454,014)	(136,785)	(2,134,363)	(270,983)	(447,081)

LOSS FROM DISCONTINUED OPERATIONS	1.3	-	(50,948)	(6,516)	(47,802)	-	(50,948)	(6,516)	(47,802)
LOSS FOR THE PERIOD		(122,570)	(2,254,177)	(282,116)	(501,816)	(136,785)	(2,185,311)	(277,499)	(494,883)

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(122,570)	(2,203,229)	(275,600)	(454,014)	(122,570)	(2,203,229)	(275,600)	(454,014)
Non-controlling interest		-	-	-	-	(14,215)	68,866	4,617	6,933
		(122,570)	(2,203,229)	(275,600)	(454,014)	(136,785)	(2,134,363)	(270,983)	(447,081)

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		-	(50,948)	(6,516)	(47,802)	-	(50,948)	(6,516)	(47,802)
Non-controlling interest		-	-	-	-	-	-	-	-
		-	(50,948)	(6,516)	(47,802)	-	(50,948)	(6,516)	(47,802)

LOSS PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,078,022,206	1,043,977,330	807,709,278	808,013,781
Loss per share - basic	23					(0.11)	(2.11)	(0.34)	(0.56)
Weighted average shares outstanding - diluted						1,078,022,206	1,043,977,330	807,709,278	808,013,781
Loss per share - diluted	23					(0.11)	(2.11)	(0.34)	(0.56)

LOSS PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic						1,078,022,206	1,043,977,330	807,709,278	808,013,781
Losse per share - basic	23					-	(0.05)	(0.01)	(0.06)
Weighted average shares outstanding - diluted						1,078,022,206	1,043,977,330	807,709,278	808,013,781
Losse per share - diluted	23					-	(0.05)	(0.01)	(0.06)

(1)	The amounts of (i) employee participation and bonuses, and (ii) freight and port expenses in intra-group transactions were subject to an immaterial classification error correction (note 3).

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	5

(in thousands of Brazilian Reais)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Parent company				Consolidated
			2022		2021		2022		2021
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Loss for the period		(122,570)	(2,254,177)	(282,116)	(501,816)	(136,785)	(2,185,311)	(277,499)	(494,883)
Other comprehensive income (loss), net of taxes
Gain (loss) on foreign currency translation of foreign operations		(47,388)	8,003	(62,480)	(159,117)	(68,302)	43,545	(64,635)	(204,216)
Gain (loss) on net investment hedge		(38,187)	52,856	(106,956)	(61,079)	(38,187)	52,856	(106,956)	(61,079)
Cash flow hedges – effective portion of changes in fair value	24	(14,499)	(71,240)	(254,373)	(188,114)	(14,076)	(70,941)	(254,306)	(188,047)
Cash flow hedges – reclassified to profit or loss	24	36,079	285,250	(42,306)	(51,452)	36,079	285,250	(42,306)	(51,452)
Items that are or may be reclassified subsequently to profit or loss		(63,995)	274,869	(466,115)	(459,762)	(84,486)	310,710	(468,203)	(504,794)
Equity investments measured at FVTOCI (1) - changes in fair value	5	-	-	-	26,030	-	-	-	26,030
Actuarial gains on pension and post-employment plans	20	3,615	18,211	3,753	11,852	3,422	23,654	3,694	11,729
Items that will not be reclassified to profit or loss		3,615	18,211	3,753	37,882	3,422	23,654	3,694	37,759
Comprehensive income (loss) for the period		(182,950)	(1,961,097)	(744,478)	(923,696)	(217,849)	(1,850,947)	(742,008)	(961,918)
Attributable to
Controlling shareholders		(182,950)	(1,961,097)	(744,478)	(923,696)	(182,950)	(1,961,097)	(744,478)	(923,696)
Non-controlling interest		-	-	-	-	(34,899)	110,150	2,470	(38,222)
		(182,950)	(1,961,097)	(744,478)	(923,696)	(217,849)	(1,850,947)	(742,008)	(961,918)
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	6

(in thousands of Brazilian Reais)

STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Loss on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-	-	-	-	(33,046)	-	-	33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-	-	-	-	-	-	(9,297)	9,297	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of non-controlling interests	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Restatement by hyperinflation	-	-	-	-	-	-	-	-	216,193	216,193	133,182	349,375
Comprehensive income (loss) (1)
Gains on foreign currency translation of foreign operations	-	-	-	-	8,003	-	-	-	-	8,003	35,542	43,545
Gain on net investment hedge	-	-	-	-	52,856	-	-	-	-	52,856	-	52,856
Unrealized gains in cash flow hedge	-	-	-	-	-	-	214,010	-	-	214,010	299	214,309
Actuarial gains on pension and post-employment plans	-	-	-	-	-	-	-	18,211	-	18,211	5,443	23,654
Income (loss) for the period	-	-	-	-	-	-	-	-	(2,254,177)	(2,254,177)	68,866	(2,185,311)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	60,859	-	214,010	18,211	(2,254,177)	(1,961,097)	110,150	(1,850,947)
Capital increase through issuance of shares (note 22.1)	500,000	4,900,000	-	-	-		-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 22.1)	(123,949)	-	-	-	-	-	-	-	-	(123,949)	-	(123,949)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	-	(49)	(49)
Compensation of accumulated losses with capital reserve (note 22.3)	-	(2,703,358)	-	-	-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	(10,798)	17,559	-	-	-	-	-	6,761	-	6,761
BALANCES AT SEPTEMBER 30, 2022	12,836,522	2,338,476	(78,329)	(109,727)	(1,101,207)	-	(369,894)	(48,545)	(1,466,856)	12,000,440	606,374	12,606,814

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	7

(in thousands of Brazilian Reais)

STATEMENTS OF CASH FLOWS

	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Sep	Jan - Sep	Jan - Sep	Jan - Sep
OPERATING ACTIVITIES
Loss from continuing operations	(2,203,229)	(454,014)	(2,134,363)	(447,081)
Adjustments for:
Depreciation and amortization	1,021,099	1,023,786	1,306,096	1,301,510
Depreciation and depletion of biological assets	835,396	689,098	888,633	754,783
Result on disposal of property, plant and equipments and investment	16,700	(16,790)	16,687	(89,775)
Write-down of inventories to net realizable value	137,973	54,950	24,722	68,965
Provision for tax, civil and labor risks	264,752	74,065	266,900	73,645
Income from investments under the equity method	4,360	(72,400)	(644)	-
Financial results, net	1,730,010	2,597,952	2,066,704	2,346,976
Tax recoveries and gains in tax lawsuits	(32,030)	(64,877)	(35,854)	(64,877)
Deferred income tax	118,552	(257,446)	95,725	(271,803)
Employee profit sharing	115,778	49,624	109,648	65,255
Other provisions	224	2,199	731	5,790
	2,009,585	3,626,147	2,604,985	3,743,388
Trade accounts receivable	1,255,961	(3,472,227)	(33,094)	849,748
Inventories	261,053	(2,051,756)	(354,996)	(2,385,327)
Biological assets - current	(15,322)	(525,641)	(116,643)	(551,526)
Trade accounts payable	83,494	1,095,564	304,099	1,181,000
Supply chain finance	(894,671)	443,092	(894,671)	443,092
Cash generated by operating activities	2,700,100	(884,821)	1,509,680	3,280,375
Investments in securities at FVTPL (1)	-	(23,894)	(221,631)	(46,695)
Redemptions of securities at FVTPL (1)	24,870	36,628	205,197	66,797
Interest received	222,362	60,108	223,397	61,872
Payment of tax, civil and labor provisions	(219,545)	(269,701)	(216,833)	(269,704)
Derivative financial instruments	(1,368,566)	(55,913)	(1,321,802)	(35,097)
Other operating assets and liabilities (2)	(3,523,160)	4,101,282	417,481	(123,894)
Net cash provided by (used in) operating activities	(2,163,939)	2,963,699	595,489	2,933,654

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	-	(222,152)	(4,060)
Redemptions of securities at amortized cost	-	-	268,595	166,112
Investments in securities at FVTOCI (3)	-	-	-	(12,866)
Redemptions of securities at FVTOCI (3)	-	-	-	86,059
Redemption of restricted cash	(2,074)	400	(2,074)	400
Additions to property, plant and equipment	(1,012,309)	(958,688)	(1,140,103)	(1,050,838)
Additions to biological assets - non-current	(954,581)	(843,281)	(1,022,979)	(922,801)
Proceeds from disposals of property, plant, equipments and investment	16,347	49,340	16,347	49,340
Additions to intangible assets	(171,302)	(137,760)	(183,270)	(133,436)
Business combination, net of cash	-	(581)	(158,348)	(983,709)
Sale of participation in subsidiaries with loss of control	-	-	-	132,951
Capital increase in affiliates	(92,690)	1,973	(92,690)	1,974
Capital increase in subsidiaries	(452,508)	(87,398)	-	-
Net cash used in investing activities	(2,669,117)	(1,975,995)	(2,536,674)	(2,670,874)
Net cash used in investing activities from discontinued operations	-	-	-	(17,550)
Net cash used in investing activities	(2,669,117)	(1,975,995)	(2,536,674)	(2,688,424)

FINANCING ACTIVITIES
Proceeds from debt issuance	2,357,061	1,578,249	2,724,353	1,831,117
Repayment of debt	(2,837,519)	(894,772)	(3,142,578)	(980,677)
Payment of interest	(1,108,944)	(911,775)	(1,285,982)	(1,021,601)
Payment of interest derivatives - fair value hedge	(143,979)	(1,086)	(143,979)	(1,086)
Capital increase through issuance of shares (note 22.1)	5,276,051	-	5,276,051	-
Acquisition of non-controlling interests	-	-	-	(238,421)
Payment of lease liabilities	(345,452)	(415,266)	(479,685)	(548,911)
Net cash provided by (used in) financing activities	3,197,218	(644,650)	2,948,180	(959,579)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	(64,529)	12,242	(200,091)	27,568
Net increase (decrease) in cash and cash equivalents	(1,700,367)	355,296	806,904	(686,781)
Balance at the beginning of the period	4,633,816	3,876,139	7,528,820	7,576,625
Balance at the end of the period	2,933,449	4,231,435	8,335,724	6,889,844

(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$(4,206,635) in the nine-month period ended on September 30, 2022 (R$(4,998,148) in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	8

(in thousands of Brazilian Reais)

STATEMENTS OF VALUE ADDED

	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Sep	Jan - Sep	Jan - Sep	Restated(1) Jan - Sep
1 - REVENUES	37,901,243	34,975,944	43,797,422	39,166,633
Sales of goods and products	36,894,918	33,945,439	42,696,053	37,991,120
Other income	11,766	87,409	23,665	171,921
Revenue related to construction of own assets	1,001,833	951,130	1,085,505	1,015,219
Expected credit losses	(7,274)	(8,034)	(7,801)	(11,627)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(28,399,286)	(23,495,331)	(32,398,347)	(26,993,361)
Costs of goods sold	(24,057,507)	(19,821,566)	(27,816,017)	(22,884,730)
Materials, energy, third parties services and other	(4,307,990)	(3,682,625)	(4,555,332)	(4,118,294)
Reversal for inventories losses	(33,789)	8,860	(26,998)	9,663
3 - GROSS ADDED VALUE (1-2)	9,501,957	11,480,613	11,399,075	12,173,272
4 - DEPRECIATION AND AMORTIZATION	(1,856,494)	(1,712,884)	(2,194,729)	(2,056,293)
5 - NET ADDED VALUE (3-4)	7,645,463	9,767,729	9,204,346	10,116,979

6 - RECEIVED FROM THIRD PARTIES	716,468	355,092	802,722	337,198
Income from associates and joint ventures	(4,360)	72,400	644	-
Financial income	722,052	285,777	803,302	340,283
Others	(1,224)	(3,085)	(1,224)	(3,085)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	8,361,931	10,122,821	10,007,068	10,454,177

8 - DISTRIBUTION OF ADDED VALUE	8,361,931	10,122,821	10,007,068	10,454,177
Payroll	4,024,708	3,878,029	4,659,858	4,321,717
Salaries	2,824,102	2,762,931	3,333,321	3,110,366
Benefits	993,425	917,495	1,098,134	999,659
Government severance indemnity fund for employees	207,181	197,603	228,403	211,692
Taxes, Fees and Contributions	3,865,903	3,684,511	4,305,993	3,782,102
Federal	1,639,905	1,472,503	1,889,736	1,543,434
State	2,188,076	2,177,722	2,372,570	2,197,618
Municipal	37,922	34,286	43,687	41,050
Capital Remuneration from Third Parties	2,674,549	3,014,295	3,175,580	2,797,439
Interests, including exchange variation	2,518,132	2,920,349	2,942,418	2,723,879
Rents	156,417	93,946	233,162	73,560
Interest on Own-Capital	(2,203,229)	(454,014)	(2,134,363)	(447,081)
Loss for the period from continuing operations	(2,203,229)	(454,014)	(2,203,229)	(454,014)
Non-controlling interest	-	-	68,866	6,933
(1)	The comparative period was subject to an immaterial classification error correction in freight and port expenses intra-group transactions (note 3).

The accompanying notes are an integral part of the interim financial information.

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1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	30

1.1.         Equity interest

				% equity interest
Entity		Main activity	Country (1)	09.30.22	12.31.21
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods GmbH	(f)	Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.		Generation and commercialization of electric energy	Turkey	100.00	100.00
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE	(a)	Marketing and logistics services	UAE	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	99.99	99.99
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC	(a)	Import, industrialization and commercialization of products	Russia	0.01	0.01
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.	(a)	Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC	(b)	Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
BRF Kuwait Food Management Company WLL	(b)	Import, commercialization and distribution of products	Kuwait	49.00	49.00
One Foods Malaysia SDN. BHD.	(a)	Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Hercosul Alimentos Ltda.	(e)	Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.	(e)	Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul International S.R.L.	(e)	Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00
Hercosul Soluções em Transportes Ltda.	(e)	Road freight	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.	(e)	Holding	Brazil	-	100.00
Gewinner Participações Ltda.	(e)	Industrialization, distribution and sale of feed and nutrients for animals	Brazil	-	100.00
Paraguassu Participações S.A.	(e)	Holding	Brazil	-	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	1.00
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	-
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
BRF Investimentos Ltda.	(d)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
BRF Investimentos Ltda.	(d)	Industrialization and commercialization of products	Brazil	0.01	0.01

(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On February 11, 2022, the name of Sino dos Alpes Alimentos Ltda. was changed to BRF Investimentos Ltda.
(e)	On July 31, 2022, BRF Pet S.A. merged the holding companies Affinity Petcare Brasil Participações Ltda., Gewinner Participações Ltda. and Paraguassu Participações S.A. which held interests in the operating companies Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuidora Ltda. e Mogiana Alimentos S.A. Therefore, as of this date, BRF Pet holds all the shares of these companies.
(f)	As from September 28, 2022, BRF GMBH holds the entire capital stock of BRF Foods GMBH, with retroactive tax and accounting effects to January 1st, 2022.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	31

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2.         Business combinations

1.2.1.	Mogiana Group

On February 18, 2022, according to conditions established in the agreement, the Company, through its wholly-owned subsidiary BRF Pet, concluded the price adjustment of the consideration for the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”). After the price adjustment, the fair value of the consideration transferred was R$477,408, of which R$373,813 were paid in cash, R$83,588 will be paid in the next 5 years and R$41,635 refers to contingent consideration.

Based on the price adjustment, there was a change in the determination of the value of the goodwill recognized. A summary of the final amounts in the business combination with the Mogiana Group are presented below:

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,824
Trade and other receivables	59,758
Inventories	54,517
Recoverable taxes	27,748
Property, plant and equipment	139,042
Intangible assets	206,553
Other current and non-current assets	5,486
523,866
Liabilities
Trade accounts payable	55,919
Loans and borrowings	22,688
Lease liability	10,168
Taxes payable	11,487
Payroll, related charges and employee profit sharing	6,296
Provision for tax, civil and labor risks (1)	34,976
Employee benefits	2,081
Deferred income taxes	815
Other current and non-current liabilities	16,932
161,362

Net assets acquired	362,504

Fair value of consideration transferred	477,408

Goodwill	114,904
(1)	Includes R$28,853 related to contingent liabilities recognized in the business combination.

The goodwill of R$114,904 arising from the business combination consists mainly of the synergies expected with the combination of the operations BRF Pet, Mogiana Group and Hercosul Group strengthening the Company’s presence in the pet food sector.

1.3.         Discontinued Operations

In 2022, BRF S.A. and certain of its subsidiaries entered into an agreement with Tyson International Holding Co. and Tyson Foods, Inc., in connection with the sale of BRF’s operations in Europe and Thailand, closed on June 3, 2019. This agreement provides for the termination of certain disputes related to losses incurred by the disposed entities and terminates Tyson's license to use certain BRF trademarks. Additionally, certain tax claims related to the period prior to

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	32

the sale of the operations were finalized. The settlement of such disputes resulted in the payment of the amount equivalent to R$50,948 (USD10,164) by BRF. These transactions resulted in an expense which is presented under Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

1.4.	Investigations involving BRF

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees. In 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) issued letters notifying the closure of the investigation against BRF, with no imposition of any sanctions or penalties against the Company.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$355 for the nine-month period ended on September 30, 2022 (R$8,554 in the same period of the previous year) and for three-month period ended on September 30, 2022 was null (R$412 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.5.         Hyperinflationary economies – Turkey

Levels of inflation in Turkey have been high in the recent periods and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute. Based on this index and on qualitative analyses, the Company concluded that Turkey is considered a hyperinflationary economy, and, therefore, from the second quarter of 2022, the accounting practices described below were applied for the financial information of the Company’s subsidiary in Turkey.

Non-monetary items, as well as income and expenses, are adjusted by the changes in the inflation index between the initial recognition date the closing date, so that the subsidiaries' financial information is presented at current value.

The cumulative effects as of December 31, 2021 were recognized under Accumulated Losses, whereas the effects for the nine-month period ended September 30, 2022 were recognized as Exchange and monetary variations, in the income (loss) for the period.

The translation of the balances of the subsidiary in hyperinflationary economy to the reporting currency was made at the closing rate of the reporting period for both financial position and income statement balances.

The price index used for the nine-month period ended September 30, 2022 was 52%. In the consolidated financial information for the nine-month period ended September 30, 2022, the inflation adjustment impacted the Loss before financial results and income taxes in R$(152,720), the Financial Result in R$335,906 and the Loss from continuing operations in R$164,190.

1.6.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2022 occurred between April 2nd, 2022 and May 1st, 2022.

2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION

The parent company’s and consolidated interim financial information were prepared in accordance with the CPC 21 (R1) – Interim Financial Statements and the IAS 34 – Interim Financial Reporting issued by the International Accounting

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	33

Standards Board - IASB as well as with the standards issued by the Brazilian Securities and Exchange Commission. All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information were prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2021 (note 3), except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the Income (Loss) Before Taxes for the interim period.

As presented in the financial statements for the year ended on December 31, 2021 (note 3), in order to improve the level of detail in the presentation of information in the financial statements, the Company began to classify the expenditures with employee participation and bonuses by function in the statement of income (loss).

Additionally, the Company performed the reclassification of freight and port expenses in intra-group transactions, beginning to classify them as Cost of Sales and no longer as Selling Expenses, as these are costs incurred to bring inventories to their current condition and location.

To ensure comparability between the periods presented, the Company performed the following reclassifications for the nine-month period ended September 30, 2021:

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			Parent company					Consolidated
			2021				2021
			Jan - Sep					Jan - Sep
		Reclassification			Reclassification
	Previously presented	Employee participation and bonuses	Restated	Previously presented	Employee participation and bonuses	Freight and port expenses	Restated	Correspon-ding Notes
Cost of sales	(24,499,439)	(4,837)	(24,504,276)	(27,573,239)	(12,468)	(336,398)	(27,922,105)	29
Operating Income (Expenses):
Selling expenses	(3,685,525)	(20,961)	(3,706,486)	(4,624,899)	(26,003)	336,398	(4,314,504)	29
General and administrative expenses	(376,954)	(23,826)	(400,780)	(573,966)	(26,784)	-	(600,750)	29
Other operating income (expenses), net	34,700	49,624	84,324	103,581	65,255	-	168,836	27

4.	CASH AND CASH EQUIVALENTS

	Average rate (1)	Parent company		Consolidated
		09.30.22	12.31.21	09.30.22	12.31.21
Cash and bank accounts
U.S. Dollar	-	541	558	2,648,450	946,790
Saudi Riyal	-	-	-	319,172	312,728
Brazilian Reais	-	119,092	160,309	137,506	185,941
Euro	-	5,190	1,438	137,351	103,630
Turkish Lira	-	-	-	58,187	42,899
Other currencies	-	503	140	526,794	601,520
		125,326	162,445	3,827,460	2,193,508
Cash equivalents
In Brazilian Reais
Investment funds	7.60%	3,284	3,641	3,284	3,641
Bank deposit certificates	12.59%	2,782,044	4,410,146	2,821,494	4,451,214
		2,785,328	4,413,787	2,824,778	4,454,855
In U.S. Dollar
Term deposit	2.94%	-	-	1,114,147	62,043
Overnight	1.99%	22,795	57,584	568,686	701,386
Other currencies
Term deposit	10.80%	-	-	653	117,028
		22,795	57,584	1,683,486	880,457
		2,933,449	4,633,816	8,335,724	7,528,820
(1)	Weighted average annual rate.

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5.	MARKETABLE SECURITIES

			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		09.30.22	12.31.21	09.30.22	12.31.21
Fair value through other comprehensive income
Stocks (3)	-	USD / HKD	-	-	-	11,163	13,338
Fair value through profit and loss
Financial treasury bills	2.04	R$	1.90%	353,673	324,771	353,673	324,771
Investment funds - FIDC BRF	1.21	R$	-	15,000	15,438	15,000	15,438
Committed	0.75	R$	-	-	-	64,930	5,302
Other	0.24	R$ / ARS	-	-	-	288	16,782
				368,673	340,209	433,891	362,293
Amortized cost
Sovereign bonds and other (4)	2.58	AOA	3.82%	-	-	418,025	418,637
				368,673	340,209	863,079	794,268
Current				353,673	324,771	418,891	346,855
Non-current (5)				15,000	15,438	444,188	447,413

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$12,897 (R$18,630 on December 31, 2021).
(5)	Maturity until December of 2023.

On September 30, 2022, the amount of R$140,941 (R$232,821 on December 31, 2021) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Trade accounts receivable
Domestic market
Third parties	922,963	1,504,012	1,052,610	1,610,300
Related parties	27,086	6,230	-	-
Foreign market
Third parties	569,678	578,747	3,636,911	3,087,642
Related parties	5,091,369	5,718,547	-	-
	6,611,096	7,807,536	4,689,521	4,697,942
( - ) Adjustment to present value	(12,918)	(10,688)	(16,758)	(14,394)
( - ) Expected credit losses	(570,075)	(588,946)	(614,943)	(638,583)
	6,028,103	7,207,902	4,057,820	4,044,965
Current	6,022,973	7,202,530	4,052,463	4,039,155
Non-current	5,130	5,372	5,357	5,810

Other receivables
Other receivables	63,795	114,563	63,795	114,565
( - ) Adjustment to present value	(673)	(1,609)	(673)	(1,610)
( - ) Expected credit losses	(15,556)	(15,785)	(15,556)	(15,786)
	47,566	97,169	47,566	97,169
Current	31,463	68,001	31,463	68,001
Non-current (1)	16,103	29,168	16,103	29,168
(1)	Weighted average maturity of 1.55 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On September 30, 2022, FIDC BRF had an outstanding balance of

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	36

R$854,939 (R$902,679 on December 31, 2021) in the parent company and consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On September 30, 2022, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$36,023 (R$88,098 on December 31, 2021).

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	09.30.22	09.30.22
Beginning balance	(588,946)	(638,583)
(Additions) Reversals	(7,274)	(7,801)
Write-offs	8,770	10,149
Exchange rate variation	17,375	21,292
Ending balance	(570,075)	(614,943)

The aging of trade accounts receivable is as follows:

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Not overdue	6,012,002	7,199,276	3,675,945	3,933,343
Overdue
01 to 60 days	20,764	21,934	373,520	127,249
61 to 90 days	2,695	1,036	9,058	6,241
91 to 120 days	1,466	794	5,450	3,770
121 to 180 days	5,268	1,481	9,791	3,002
181 to 360 days	3,803	4,950	14,361	9,687
More than 360 days	565,098	578,065	601,396	614,650
( - ) Adjustment to present value	(12,918)	(10,688)	(16,758)	(14,394)
( - ) Expected credit losses	(570,075)	(588,946)	(614,943)	(638,583)
	6,028,103	7,207,902	4,057,820	4,044,965
7.	INVENTORIES

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Finished goods	3,613,032	3,170,964	5,885,298	4,914,882
Work in progress	277,873	253,801	306,377	272,997
Raw materials	2,043,461	2,768,167	2,295,821	3,126,017
Packaging materials	134,596	145,392	187,950	182,501
Secondary materials	768,869	755,623	816,463	790,801
Supplies	171,071	190,693	235,866	250,475
Imports in transit	119,856	115,873	121,985	115,950
Other	99,138	141,322	99,680	142,490
(-) Adjustment to present value	(223,419)	(138,332)	(231,615)	(141,243)
	7,004,477	7,403,503	9,717,825	9,654,870

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	37

	Parent company
				09.30.22
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(19,103)	(45,084)	(5,790)	(69,977)
Additions	(243,677)	(105,966)	(3,733)	(353,376)
Reversals	215,403	-	-	215,403
Write-offs	-	100,557	3,627	104,184
Ending balance	(47,377)	(50,493)	(5,896)	(103,766)

	Consolidated
				09.30.22
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(31,026)	(54,015)	(11,654)	(96,695)
Additions	(262,586)	(134,670)	(6,170)	(403,426)
Reversals	239,556	-	-	239,556
Write-offs	-	132,343	6,805	139,148
Restatement by Hyperinflation	(569)	(227)	(173)	(969)
Exchange rate variation	(1,069)	(143)	(95)	(1,307)
Ending balance	(55,694)	(56,712)	(11,287)	(123,693)

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	38

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
							09.30.22
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	1,040,204	1,746,488	2,786,692	505,778	540,298	320,937	1,367,013
Additions/Transfer	11,459,906	8,126,026	19,585,932	83,419	377,129	47,212	507,760
Changes in fair value (1)	1,912,519	147,258	2,059,777	63,333	(210,304)	-	(146,971)
Harvest	-	-	-	-	-	(52,745)	(52,745)
Write-off	-	-	-	-	-	(560)	(560)
Transfer between current and non-current	70,926	111,922	182,848	(70,926)	(111,922)	-	(182,848)
Transfer to inventories	(13,411,239)	(8,401,996)	(21,813,235)	-	-	-	-
Ending balance	1,072,316	1,729,698	2,802,014	581,604	595,201	314,844	1,491,649

	Consolidated
							09.30.22
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	1,153,433	1,746,488	2,899,921	553,247	540,298	320,937	1,414,482
Additions/Transfer	13,046,676	8,126,027	21,172,703	121,599	377,129	47,212	545,940
Changes in fair value (1)	2,821,074	147,258	2,968,332	49,327	(210,304)	-	(160,977)
Harvest	-	-	-	-	-	(52,745)	(52,745)
Write-off	-	-	-	-	-	(560)	(560)
Transfer between current and non-current	79,939	111,922	191,861	(79,939)	(111,922)	-	(191,861)
Transfer to inventories	(15,814,256)	(8,401,997)	(24,216,253)	-	-	-	-
Exchange variation	(41,439)	-	(41,439)	(18,271)	-	-	(18,271)
Restatement by Hyperinflation	5,871	-	5,871	25,227	-	-	25,227
Ending balance	1,251,298	1,729,698	2,980,996	651,190	595,201	314,844	1,561,235
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$835,396 in the parent company and R$888,633 in the consolidated.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	39

The book value and estimated quantities of live animals are set forth below:

	Parent company
	09.30.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	167,981	1,072,316	176,802	1,040,204
Immature pork	4,011	1,729,698	4,469	1,746,488
Total current	171,992	2,802,014	181,271	2,786,692

Production biological assets
Immature poultry	6,015	208,627	5,510	174,706
Mature poultry	10,374	372,977	10,420	331,072
Immature pork	209	135,156	223	141,101
Mature pork	457	460,045	452	399,197
Total non-current	17,055	1,176,805	16,605	1,046,076
	189,047	3,978,819	197,876	3,832,768

	Consolidated
	09.30.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	189,894	1,251,298	197,859	1,153,433
Immature pork	4,011	1,729,698	4,469	1,746,488
Total current	193,905	2,980,996	202,328	2,899,921

Production biological assets
Immature poultry	6,722	231,601	6,170	192,017
Mature poultry	11,420	419,589	11,621	361,230
Immature pork	209	135,156	223	141,101
Mature pork	457	460,045	452	399,197
Total non-current	18,808	1,246,391	18,466	1,093,545
	212,713	4,227,387	220,794	3,993,466

The Company has forests pledged as collateral for financing and tax and civil contingencies on September 30, 2022 in the amount of R$64,265 in the parent company and in the consolidated (R$69,308 in the parent company and in the consolidated on December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	40

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	09.30.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,811,678	453,870	(91,159)	(154,995)	178	2,019,572
(-) Impairment		(137,589)	(26,360)	17,513	14,603	-	(131,833)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,658,067	382,111	(664,969)	-	101,454	2,476,663
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		928,037	4,428	(7,018)	-	76,415	1,001,862
(-) Impairment		(1,984)	-	1,984	-	-	-
INSS
Recoverable INSS		318,126	18,752	(2)	-	15,248	352,124
Other
Other recoverable taxes		85,803	1,721	(1,378)	-	-	86,146
(-) Impairment		(530)	(575)	11	-	-	(1,094)
		5,647,380	833,947	(745,018)	(140,392)	193,295	5,789,212

Current		881,927					671,421
Non-current		4,765,453					5,117,791

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Restatement	09.30.22
Income taxes
Recoverable income taxes		240,652	58,218	(26,151)	-	27,689	300,408
(-) Impairment		(15,889)	-	-	-	-	(15,889)
		224,763	58,218	(26,151)	-	27,689	284,519

Current		29,784					70,919
Non-current		194,979					213,600

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

		Consolidated
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	09.30.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,886,027	621,671	(120,490)	(154,995)	179	(20,928)	2,211,464
(-) Impairment		(137,854)	(26,360)	17,512	14,602	-	-	(132,100)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,685,276	382,562	(674,771)	-	101,455	-	2,494,522
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		929,645	4,591	(7,062)	-	76,413	-	1,003,587
(-) Impairment		(1,984)	-	1,984	-	-	-	-
INSS
Recoverable INSS		318,138	20,592	(1,842)	-	15,248	-	352,136
Other
Other recoverable taxes		92,216	1,843	(6,220)	-	-	(94)	87,745
(-) Impairment		(1,007)	(575)	32	-	-	-	(1,550)
		5,756,229	1,004,324	(790,857)	(140,393)	193,295	(21,022)	6,001,576

Current		976,133						879,358
Non-current		4,780,096						5,122,218

		12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	09.30.22
Income taxes
Recoverable income taxes		294,050	140,537	(51,938)	-	27,691	(11,926)	398,414
(-) Impairment		(15,933)	-	-	-	-	-	(15,933)
		278,117	140,537	(51,938)	-	27,691	(11,926)	382,481

Current		71,762						157,655
Non-current		206,355						224,826

(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	41

9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.	PIS and COFINS – Social Integration Plan and Contribution for Social Security Financing

As of September 30, 2022, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,135,212 (R$2,341,737 as of December 31, 2021). The amount of R$307,979 related to these credits was offset against other federal taxes in the nine-month period ended on September 30, 2022 (R$554,287 in the same period of the previous year).

In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts according to the expectation below:

PIS and COFINS
Current	320,942
Non-current	1,814,270
2023	718,149
2024	687,602
2025	408,519
2,135,212

9.3.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on September 30, 2022 is R$1,018,653 (R$945,845 on December 31, 2021), of which R$996,396 (R$919,982 on December 31, 2021) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$22,257 (R$16,927 on December 31, 2021).

According to projections prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Non-current	1,018,653
2023	22,257
2025	732,068
2026	264,328
1,018,653

9.4.	Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to recoverable IPI balances, the amount of R$8,936 in the nine-month period ended on September 30, 2022 in the parent company and consolidated (R$1,368 in the same period of the previous year).

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and Other in the amount of R$699,519 in the nine-month period ended on September 30, 2022 (R$944,853 in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

10.	DEFERRED INCOME TAXES

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	42

10.1.	Breakdown

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Assets
Tax losses carryforward	2,828,252	2,805,912	2,853,559	2,822,754
Negative calculation basis (social contribution)	1,018,171	1,040,511	1,027,281	1,046,574

Temporary differences - Assets
Provisions for tax, civil and labor risks	465,078	456,206	467,444	458,229
Expected credit losses	178,287	184,230	182,358	184,643
Impairment on tax credits	56,236	64,297	56,236	64,297
Provision for other obligations	104,148	136,571	118,171	150,609
Employees' profit sharing	40,791	47,227	40,791	47,227
Write-down to net realizable value of inventories	35,621	25,204	40,533	27,934
Employees' benefits plan	145,608	137,174	155,294	148,990
Lease basis difference	119,884	95,563	120,186	95,563
Unrealized losses on derivatives, net	-	21,310	-	21,310
Other temporary differences	13,552	20,501	45,003	42,566
	5,005,628	5,034,706	5,106,856	5,110,696

Temporary differences - Liabilities
Goodwill amortization basis difference	(322,720)	(307,442)	(322,720)	(307,442)
Depreciation (useful life) basis difference	(918,610)	(884,245)	(921,485)	(895,407)
Business combination (1)	(961,812)	(900,108)	(979,489)	(920,214)
Restatement by Hyperinflation	-	-	(73,323)	-
Unrealized gains on derivatives, net	(85,029)	-	(84,673)	-
Unrealized fair value gains, net	(50,869)	(37,109)	(51,298)	(37,692)
Other temporary differences	(15,813)	(20,415)	(31,174)	(32,381)
	(2,354,853)	(2,149,319)	(2,464,162)	(2,193,136)

Total deferred taxes	2,650,775	2,885,387	2,642,694	2,917,560

Total Assets	2,650,775	2,885,387	2,734,379	2,941,270
Total Liabilities	-	-	(91,685)	(23,710)
	2,650,775	2,885,387	2,642,694	2,917,560

(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, trademarks and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	09.30.22	09.30.22
Beginning balance	2,885,387	2,917,560
Deferred income taxes recognized in income from continuing operations	(118,552)	(95,725)
Deferred income taxes recognized in other comprehensive income	(116,015)	(116,015)
Deferred income and social contribution taxes recognized in business combination	(45)	(45)
Deferred taxes recognized in accumulated losses - monetary correction for hyperinflation	-	(32,655)
Other (1)	-	(30,426)
Ending balance	2,650,775	2,642,694

(1)	Related to the foreign exchange variation effect on the balances in foreign companies and to non-controlling interests.
10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted for changes in economic assumptions and based on the estimates of the main tax additions and exclusions. The recoverability study done annually is reviewed by the Fiscal Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	43

	Parent company	Consolidated
2022	50,574	50,574
2023	307,778	309,537
2024	294,687	299,366
2025	352,431	359,969
2026	392,953	400,725
2027 to 2029	1,362,961	1,375,542
2030 and 2031	1,085,039	1,085,127
	3,846,423	3,880,840

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$7,118,902 on September 30, 2022 (R$6,204,203 on December 31, 2021). Within this amount, R$3,846,423 on September 30, 2022 and (R$3,846,423 on December 31, 2021) are recognized as an asset, according to the recoverability expectation. The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.	Effective income tax rate reconciliation

	Parent company				Consolidated
		2022		2021		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep

Income (loss) before taxes - continued operations	(113,874)	(2,094,184)	(249,750)	(455,370)	(118,981)	(1,889,986)	(254,478)	(408,263)
Nominal tax rate	34%	34%	34%	34%	34%	34%	34%	34%
Benefit (expense) at nominal rate	38,717	712,023	84,915	154,826	40,454	642,595	86,523	138,809
Adjustments to income taxes
Income from associates and joint ventures	217,664	(1,482)	260,864	24,616	-	-	-	-
Difference of tax rates on results of foreign subsidiaries	-	-	-	-	338,352	643,533	3,969	26,062
Difference of functional currency of foreign subsidiaries	-	-	-	-	(131,809)	(710,973)	264,645	(25,589)
Deferred tax assets not recognized (1)	(314,836)	(954,256)	(420,364)	(792,387)	(314,836)	(954,256)	(420,364)	(792,387)
Interest on taxes	19,695	64,316	-	-	19,754	64,418	-	-
Share-based payment	(3,255)	(13,289)	(6,928)	(18,215)	(3,255)	(13,289)	(6,928)	(18,215)
Penalties	(1,133)	(2,780)	(3,686)	(7,008)	(1,133)	(2,780)	(3,690)	(7,012)
Tax paid on international subsidiaries	9,541	9,541	-	-	9,541	9,541	-	-
Investment grant	36,108	80,683	25,293	59,454	36,108	80,683	25,293	59,454
Adjustment to the expcted annual rate	-	-	38,464	557,112	-	-	38,464	557,112
Other permanent differences	(11,197)	(3,801)	(4,408)	22,958	(10,980)	(3,849)	(4,417)	22,948
	(8,696)	(109,045)	(25,850)	1,356	(17,804)	(244,377)	(16,505)	(38,818)

Effective rate	-7.6%	-5.2%	-10.4%	0.3%	-15.0%	-12.9%	-6.5%	-9.5%

Current tax	9,122	9,507	-	(256,090)	(10,187)	(148,652)	5,020	(310,621)
Deferred tax	(17,818)	(118,552)	(25,850)	257,446	(7,617)	(95,725)	(21,525)	271,803

(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

Management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation according to the tax laws of each country.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	44

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				09.30.22
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	257,244	245,136	43,251	545,631
Additions	3,410	73,226	18,884	95,520
Release in favor of the Company	(13,302)	(19,909)	(328)	(33,539)
Release in favor of the counterparty	(661)	(88,024)	(2,070)	(90,755)
Interest	11,048	15,791	2,879	29,718
Ending balance	257,739	226,220	62,616	546,575

	Consolidated
				09.30.22
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	259,468	246,007	44,844	550,319
Additions	3,550	73,614	24,170	101,334
Release in favor of the Company	(13,302)	(19,930)	(328)	(33,560)
Release in favor of the counterparty	(661)	(88,088)	(4,716)	(93,465)
Interest	11,251	15,798	3,141	30,190
Exchange rate variation	-	(17)	-	(17)
Ending balance	260,306	227,384	67,111	554,801

12.	INVESTMENTS
12.1.	Partnership with AES Brasil Energia S.A.

On August 16, 2021, the Company executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate an entity in partnership for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

The partnership was closed on March 14, 2022, with the subscription of the shares of Potengi Holdings S.A. and partial capital contribution by BRF S.A. in the amount of R$60,060. From that date, BRF became owner of 50% of the capital stock and 24% of the economic rights of Potengi Holdings S.A., affiliated entity. On June 13, 2022, BRF S.A. made an additional capital contribution to the capital already subscribed, in the amount of R$6,805 and on July 1st made an advance for future capital increase in the amount of R$25,226

The operation of the park is scheduled to begin by 2024.

12.2.	Composition and the rollforward the investments

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Investments	14,051,518	13,269,365	99,854	6,520
Participation in subsidiaries	13,951,664	13,262,845	-	-
Participation in affiliates	99,854	6,520	99,854	6,520
Other investments	583	583	594	593
	14,052,101	13,269,948	100,448	7,113

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	45

The rollforward of the direct investments in subsidiaries and affiliates of the parent company during the nine-month period is set forth below:

	Subsidiaries												Affiliates
															Total
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	09.30.22
a) Participation as of September 30, 2022
% of participation	100.00%	100.00%	99.99%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	2,087,898,669	5,463,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	2,087,898,669	5,463,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	-
													-
b) Information as of September 30, 2022
Share capital	7,177	6,523	1,765	1,152,740	5,564	94,080	338,054	3	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	594	12,570,369	73	1,105,180	8,510	66,276	4,230	8,297	90,315	(88,248)	(2,128)	2,501	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	145	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	312	-	-	-	-	-	-	-	-
Income (loss) for the period	(2)	53,559	118	(28,352)	389	1,273	1,446	330	(9,162)	(32,285)	(2,766)	151	-	-

c) Movements of investments
Beginning balance (12.31.21)	596	12,101,820	77	1,051,231	8,121	772	1,942	614	95,322	-	-	2,350	-	6,520	13,269,365
Result Movements
Income (loss)	(2)	53,559	118	(28,380)	389	304	(1,361)	33	(9,498)	(20,317)	-	151	644	-	(4,360)
Capital movements
Capital increase (reduction)	-	-	-	253,348	-	-	-	-	-	-	-	-	6,805	599	260,752
Advance for future capital increase	-	-	-	-	-	-	-	-	-	-	-	-	25,226	-	25,226
Capital transaction between subsidiaries	-	192,144	-	-	-	-	-	-	-	-	-	-	-	-	192,144
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	60,060	-	60,060
Exchange rate variation on goodwill	-	-	-	-	-	26	-	-	-	-	-	-	-	-	26
Other
Other comprehensive income	-	273,795	(122)	(671)	-	18	1,242	183	4,491	5,167	-	-	-	-	284,103
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	15,150	-	-	-	-	15,150
Discontinued operations	-	(50,948)	-	-	-	-	-	-	-	-	-	-	-	-	(50,948)
Ending balance (09.30.22)	594	12,570,370	73	1,275,528	8,510	1,120	1,823	830	90,315	-	-	2,501	92,735	7,119	14,051,518
(1)	Economic participation of 24%.

On September 30, 2022, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	46

13.	PROPERTY, PLANT AND EQUIPMENT

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers (2)	09.30.22
Cost
Land		554,968	9,563	(1,231)	7,602	570,902
Buildings, facilities and improvements		10,436,213	624,325	(33,439)	345,301	11,372,400
Machinery and equipment		8,109,401	10,372	(147,325)	597,311	8,569,759
Furniture and fixtures		113,358	143	(1,311)	16,797	128,987
Vehicles		203,697	14,828	(2,591)	-	215,934
Construction in progress		1,096,575	1,001,833	-	(974,206)	1,124,202
Advances to suppliers		7,523	(5,393)	-	-	2,130
		20,521,735	1,655,671	(185,897)	(7,195)	21,984,314

Depreciation
Land (3)	20.97%	(20,305)	(5,178)	234	(3)	(25,252)
Buildings, facilities and improvements	9.51%	(4,188,543)	(478,334)	26,832	(273)	(4,640,318)
Machinery and equipment	6.31%	(4,420,596)	(372,817)	131,755	406	(4,661,252)
Furniture and fixtures	6.67%	(56,748)	(4,887)	1,009	(130)	(60,756)
Vehicles	29.79%	(112,332)	(43,666)	1,813	-	(154,185)
		(8,798,524)	(904,882)	161,643	-	(9,541,763)
		11,723,211	750,789	(24,254)	(7,195)	12,442,551
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$7,228 to intangible assets and R$15 from property, plant and equipment to goods on lending and R$(48) from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$2,797 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	47

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Restatement by Hyperinflation	Transfers (2)	Exchange rate variation	09.30.22
Cost
Land		710,017	9,563	(1,547)	50,887	7,602	(15,287)	761,235
Buildings, facilities and improvements		11,294,650	728,577	(42,173)	80,401	352,174	(34,859)	12,378,770
Machinery and equipment		8,735,375	20,177	(157,906)	253,903	636,885	(76,101)	9,412,333
Furniture and fixtures		150,865	268	(2,876)	24,172	17,594	(6,457)	183,566
Vehicles		384,289	209,761	(3,641)	6,311	-	(803)	595,917
Construction in progress		1,144,725	1,085,505	(2,505)	9,659	(1,021,514)	(11,286)	1,204,584
Advances to suppliers		33,109	34,824	-	-	-	(7,759)	60,174
		22,453,030	2,088,675	(210,648)	425,333	(7,259)	(152,552)	24,596,579

Depreciation
Land (3)	15.34%	(36,788)	(9,364)	551	1,058	(3)	473	(44,073)
Buildings, facilities and improvements	7.44%	(4,494,435)	(556,811)	35,926	(21,173)	8,612	4,364	(5,023,517)
Machinery and equipment	6.26%	(4,612,648)	(416,256)	142,747	(93,566)	(10,395)	35,594	(4,954,524)
Furniture and fixtures	6.67%	(72,820)	(6,986)	1,668	(11,824)	(130)	2,843	(87,249)
Vehicles	23.13%	(195,477)	(115,182)	2,670	(5,894)	1,856	(1,623)	(313,650)
		(9,412,168)	(1,104,599)	183,562	(131,399)	(60)	41,651	(10,423,013)
		13,040,862	984,076	(27,086)	293,934	(7,319)	(110,901)	14,173,566
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$7,352 for intangible assets and R$15 from property, plant and equipment to goods on lending and R$(48) from assets held for sale.
(3)	Land depreciation refers to right-of-use assets. The amount of R$2,797 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	48

The amount of capitalized borrowing costs during the nine-month period ended on September 30, 2022 was of R$66,070 in the parent company and R$71,580 in the consolidated (R$36,620 in the parent company and in the consolidated in the same period of the previous year) and during the three-month period ended on September 30, 2022 was of R$18,415 in the parent company and R$19,896 in the consolidated (R$13,278 in the parent company and in the consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization during the nine-month period ended on September 30, 2022 was 8.71% p.a. in the parent company and 9.07% p.a. in the consolidated (7.27% p.a. in the parent company and in the consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	09.30.22	12.31.21	09.30.22	12.31.21
Land	Financial/Tax	90,757	150,420	90,757	150,420
Buildings, facilities and improvements	Financial/Tax	1,264,776	1,207,344	1,267,094	1,209,662
Machinery and equipment	Financial/Labor/Tax/Civil	1,349,442	1,280,116	1,350,466	1,284,033
Furniture and fixtures	Financial/Tax	15,561	14,960	15,561	14,960
Vehicles	Financial/Tax	189	276	189	276
		2,720,724	2,653,116	2,724,067	2,659,351

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers	09.30.22
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		69,950	3,492	(58,649)	-	14,793
Outgrowers relationship		4,740	-	(249)	-	4,491
Patents		2,485	-	-	-	2,485
Software		726,021	-	(85,938)	152,202	792,285
Intangible in progress		71,072	167,812	-	(144,977)	93,907
		3,810,808	171,304	(144,836)	7,225	3,844,501

Amortization
Non-compete agreement	50.00%	(68,587)	(1,800)	58,649	-	(11,738)
Outgrowers relationship	31.52%	(4,425)	(120)	249	-	(4,296)
Patents	10.00%	(2,301)	(18)	-	-	(2,319)
Software	49.77%	(525,159)	(117,074)	72,890	-	(569,343)
		(600,472)	(119,012)	131,788	-	(587,696)
		3,210,336	52,292	(13,048)	7,225	3,256,805

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	49

		Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Business combination (note 1.2)	Transfers	Restatement by Hyperinflation	Exchange rate variation	09.30.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	156,389	(73,246)	3,504,300
Trademarks		1,733,335	-	-	-	-	184,928	(44,165)	1,874,098
Non-compete agreement		110,208	8,916	(58,650)	-	-	-	(956)	59,518
Outgrowers relationship		4,740	-	(249)	-	-	-	-	4,491
Patents		3,518	-	-	-	-	1,689	(396)	4,811
Customer relationship		1,119,534	-	-	-	-	346,925	(117,148)	1,349,311
Software		770,399	68	(88,936)	-	174,621	19,227	(8,506)	866,873
Intangible in progress		98,716	174,286	-	-	(167,328)	287	(5,962)	99,999
		7,265,633	183,270	(147,835)	(4,026)	7,293	709,445	(250,379)	7,763,401

Amortization
Non-compete agreement	38.26%	(106,749)	(3,051)	58,649	-	-	-	1,158	(49,993)
Outgrowers relationship	31.52%	(4,425)	(120)	249	-	-	-	-	(4,296)
Patents	10.00%	(2,928)	(309)	-	-	-	(749)	227	(3,759)
Customer relationship	8.04%	(437,774)	(76,231)	-	-	-	(132,651)	45,989	(600,667)
Software	49.30%	(563,943)	(124,586)	75,913	-	60	(4,582)	4,694	(612,444)
		(1,115,819)	(204,297)	134,811	-	60	(137,982)	52,068	(1,271,159)
		6,149,814	(21,027)	(13,024)	(4,026)	7,353	571,463	(198,311)	6,492,242

(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	50

15.	LOANS AND BORROWINGS

	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	09.30.22
Local currency
Working capital	Fixed	10.75% (5.14% on 12.31.21)	0.9	383,342	386,844	(376,808)	(18,473)	16,551	-	391,456
Certificate of agribusiness receivables (3)	IPCA	14.62% (16.57% on 12.31.21)	1.2	967,948	(242)	-	(86,620)	96,850	-	977,936
Export credit facility (4)	Fixed / CDI / FX USD	13.06% (10.99% on 12.31.21)	3.0	3,500,875	241,000	-	(195,307)	210,281	(69,418)	3,687,431
Debentures	CDI / IPCA	14.43% (15.54% on 12.31.21)	8.7	4,210,015	1,650,194	(70,000)	(198,691)	311,359	-	5,902,877

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	79,265	(53,237)	(597)	649	-	29,681

				9,065,781	2,357,061	(500,045)	(499,688)	635,690	(69,418)	10,989,381

Foreign currency
Bonds	Fixed / FX USD and EUR	5.07% (4.92% on 12.31.21)	13.5	12,764,287	-	(2,195,458)	(602,732)	452,048	(637,690)	9,780,455
Export credit facility	Fixed / LIBOR /FX USD	7.10% (3.06% on 12.31.21)	3.0	281,112	-	(142,015)	(6,525)	4,824	(2,151)	135,245
				13,045,399	-	(2,337,473)	(609,257)	456,872	(639,841)	9,915,700
				22,111,180	2,357,061	(2,837,518)	(1,108,945)	1,092,562	(709,259)	20,905,081

Current				2,790,926						2,751,314
Non-current				19,320,254						18,153,767

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On September 30, 2022, includes the amount of R$2,070,568 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	51

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	09.30.22
Local currency
Working capital	Fixed / CDI	10.72% (5.24% on 12.31.21)	0.9	406,962	386,844	(391,446)	(18,473)	16,927	(366)	400,448
Certificate of agribusiness receivables (3)	IPCA	14.62% (16.57% on 12.31.21)	1.2	967,948	(242)	-	(86,620)	96,850	-	977,936
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	(3.12% on 12.31.21)	-	7,679	-	(6,328)	(1,472)	121	-	-
Debentures	CDI / IPCA	14.43% (15.54% on 12.31.21)	8.7	4,210,015	1,650,194	(70,000)	(198,691)	311,359	-	5,902,877
Export credit facility (4)	Fixed / CDI / FX USD	8.11% (10.87% on 12.31.21)	4.7	3,516,273	241,000	(15,706)	(195,307)	210,589	(69,418)	3,687,431

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	79,265	(53,237)	(597)	649	-	29,681
				9,112,478	2,357,061	(536,717)	(501,160)	636,495	(69,784)	10,998,373

Foreign currency
Bonds	Fixed / FX USD and EUR	4.92% (4.82% on 12.31.21)	11.5	15,544,012	-	(2,195,458)	(719,505)	540,156	(714,730)	12,454,475
Export credit facility	Fixed / LIBOR / FX USD	7.10% (3.43% on 12.31.21)	0.5	311,385	-	(170,051)	(7,119)	5,225	(4,195)	135,245
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	19.34% (13.35% on 12.31.21)	1.0	485,052	367,292	(237,586)	(58,198)	53,101	(152,028)	457,633

				16,343,552	367,292	(2,605,861)	(784,822)	598,429	(871,237)	13,047,353
				25,456,030	2,724,353	(3,142,578)	(1,285,982)	1,234,924	(941,021)	24,045,726

Current				3,203,068						3,159,148
Non-current				22,252,962						20,886,578

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On September 30, 2022, includes the amount of R$2,070,568 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

The maturity schedule of the loans and borrowings is presented on note 24.3.

On September 30, 2022 and on December 31, 2021 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

In the ordinary course of business, the Company from time to time may consider repurchasing any of its Senior Unsecured Notes (Bonds), subject market conditions, as alternative for improving the cost of capital and for better equalization of the foreign exchange balances and of the indebtedness profile. Such repurchases may be carried out in different ways, including open market transactions. Subject to compliance with applicable laws, any such transaction may be carried out at any time, and the Company has no obligation to acquire any particular amount of Bonds.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	52

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of September 30, 2022, the credit facilities were available, but unused.

15.2.    Guarantees

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Total loans and borrowings	20,905,081	22,111,180	24,045,726	25,456,030
Mortgage guarantees	29,681	3,601	29,681	20,343
Related to FINAME	-	-	-	16,742
Related to tax incentives and other	29,681	3,601	29,681	3,601

On September 30, 2022, the amount of bank guarantees contracted by the Company was of R$282,516 (R$478,468 as of December 31, 2021) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.93% p.a. (1.93% p.a. as of December 31, 2021).

15.3.	Debentures offering

On July 13, 2022, the securitization company subscribed, under the private placement, one million and seven hundred thousand (1,700,000) debentures with a unit face value of R$ 1 (one thousand Reais) and consists of two series, in a total amount of R$1,700,000 (one billion and seven hundred million Reais). The first series is composed of 710,000 (seven hundred and ten thousand) debentures, with maturity on July 13, 2027 and indexed to DI. The second series is composed of 990,000 (nine hundred and ninety thousand) debentures, with maturity on July 13, 2032 and indexed to IPCA.

15.4.	Repurchase of senior notes

In the third quarter of 2022, the Company repurchased the following issues of senior notes: 4.875% Senior Notes due in 2030 and 5.75% Senior Notes due in 2050. The result of the repurchases is set forth below:

Instrument	Currency	Maturity	Notional repurchased		Outstanding notional (1)
			(loan currency)	(Reais) (2)	(loan currency)	(Reais) (3)

BRF S.A. - BRFSBZ 4 7/8	USD	2030	102,291	537,837	588,307	3,180,741
BRF S.A. - BRFSBZ 5 3/4	USD	2050	86,920	456,158	713,080	3,855,338

(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Represented by the amount in the original loan currency, translated by the foreign exchange rate at the settlement date 09.30.22.

The Company paid the amount equivalent to R$791,555 for the repurchase of these liabilities, which includes notional, interest, premium and taxes. The repurchases resulted in financial income in the amount of R$213,590 referring to the discount on the repurchase, and financial expenses in the amount of R$9,932 related to financial taxes and R$17,651 with the write-off of the costs of issuance.

16.	TRADE ACCOUNTS PAYABLE

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	53

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Trade accounts payable
Domestic market
Third parties	10,393,734	9,687,524	10,569,584	9,812,778
Related parties	5,303	26,106	-	-
Foreign market
Third parties	1,286,879	850,441	2,622,532	2,019,824
Related parties	1,987	-	-	-
	11,687,903	10,564,071	13,192,116	11,832,602

(-) Adjustment to present value	(190,995)	(114,599)	(192,966)	(117,978)
	11,496,908	10,449,472	12,999,150	11,714,624

Current	11,486,268	10,440,754	12,988,510	11,701,996
Non-current	10,640	8,718	10,640	12,628

Within the trade accounts payable balance as of September 30, 2022, R$4,219,428 in the parent company and R$4,413,453 in the consolidated (R$3,754,104 in the parent company and R$3,905,827 in the consolidated as of December 31, 2021) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE

Parent company and Consolidated
	09.30.22	12.31.21
Supply chain finance
Domestic market	1,230,677	1,971,441
Foreign market	139,825	293,732
	1,370,502	2,265,173

(-) Adjustment to present value	(30,682)	(27,198)
	1,339,820	2,237,975

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On September 30, 2022, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 1.14% and 1.33% p.m. (0.67% to 1.02% p.m. on December 31, 2021).

On September 30, 2022, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.37% and 0.72% p.m. (0.19% to 0.39% p.m. on December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	54

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	09.30.22
Cost
Land		47,514	178	(322)	47,370
Buildings		2,912,644	624,278	(20,632)	3,516,290
Machinery and equipment		111,979	4,114	(74,172)	41,921
Vehicles		196,249	14,792	(2,401)	208,640
Software		79,732	-	(67,428)	12,304
		3,348,118	643,362	(164,955)	3,826,525

Depreciation
Land	15.66%	(19,958)	(5,121)	234	(24,845)
Buildings	24.40%	(1,183,829)	(310,473)	16,913	(1,477,389)
Machinery and equipment	31.64%	(72,335)	(22,973)	74,073	(21,235)
Vehicles	30.33%	(106,405)	(43,273)	1,622	(148,056)
Software	61.25%	(61,193)	(3,542)	54,377	(10,358)
		(1,443,720)	(385,382)	147,219	(1,681,883)
		1,904,398	257,980	(17,736)	2,144,642
(1)	Weighted average annual rate.

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Restatement by Hyperinflation	Exchange rate variation	09.30.22
Cost
Land		145,394	178	(638)	3,169	(4,009)	144,094
Buildings		3,223,625	735,305	(31,391)	16,937	(9,555)	3,934,921
Machinery and equipment		117,412	4,113	(74,193)	734	(304)	47,762
Vehicles		369,979	209,385	(2,401)	5,529	(1,956)	580,536
Software		79,731	-	(67,428)	-	-	12,303
		3,936,141	948,981	(176,051)	26,369	(15,824)	4,719,616

Depreciation
Land	8.77%	(36,439)	(9,306)	551	1,058	473	(43,663)
Buildings	17.28%	(1,383,968)	(376,432)	27,605	(8,406)	5,516	(1,735,685)
Machinery and equipment	25.58%	(73,385)	(24,129)	74,091	(484)	(645)	(24,552)
Vehicles	23.50%	(189,817)	(111,841)	1,622	(5,281)	228	(305,089)
Software	61.49%	(61,193)	(3,542)	54,377	-	-	(10,358)
		(1,744,802)	(525,250)	158,246	(13,113)	5,572	(2,119,347)
		2,191,339	423,731	(17,805)	13,256	(10,252)	2,600,269
(1)	Weighted average annual rate.

18.2.	Lease liabilities

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	55

	Parent company
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	09.30.22
Land	6.0	32,693	178	(4,033)	(2,771)	2,771	(166)	28,672
Buildings	7.2	1,977,283	632,376	(269,515)	(69,866)	133,146	(13,006)	2,390,418
Machinery and equipment	4.1	40,220	4,114	(22,686)	(1,880)	1,880	(10)	21,638
Vehicles	5.7	98,460	14,792	(45,582)	(5,114)	5,114	(827)	66,843
Software	1.1	19,667	-	(3,636)	(219)	219	(13,962)	2,069

		2,168,323	651,460	(345,452)	(79,850)	143,130	(27,971)	2,509,640

Current		364,470						455,073
Non-current		1,803,853						2,054,567

(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	09.30.22
Land	10.4	126,293	178	(5,456)	(7,287)	7,287	(164)	(3,577)	117,274
Buildings	1.9	2,095,375	743,403	(335,385)	(76,076)	139,406	(13,007)	(3,226)	2,550,490
Machinery and equipment	1.7	45,218	4,113	(23,793)	(2,141)	2,141	(10)	(915)	24,613
Vehicles	2.0	192,694	209,385	(111,415)	(11,736)	11,736	(826)	(1,697)	288,141
Software	1.1	19,666	-	(3,636)	(219)	220	(13,962)	-	2,069
		2,479,246	957,079	(479,685)	(97,459)	160,790	(27,969)	(9,415)	2,982,587

Current		471,956							629,332
Non-current		2,007,290							2,353,255

(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	09.30.22	09.30.22
Current	455,073	629,332
Non-current	2,054,567	2,353,255
October to december 2023	125,423	167,768
2024	461,146	574,254
2025	349,880	411,174
2026	265,815	287,169
2027 onwards	852,303	912,890
	2,509,640	2,982,587

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	56

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	09.30.22		12.31.21
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	-	-	5.34%	0.86%
2 years	14.36%	7.09%	5.24%	1.02%
3 years	13.07%	6.19%	6.83%	2.60%
4 years	12.40%	6.68%	8.49%	4.41%
5 years	16.24%	8.21%	9.69%	4.85%
6 years	13.66%	7.20%	10.61%	5.15%
7 years	-	-	11.18%	10.56%
12 years	-	-	9.85%	5.55%
15 years	18.06%	10.36%	-	-
16 years	-	-	12.44%	6.70%
17 years	12.29%	6.63%	13.12%	6.77%
18 years	14.74%	8.05%	13.01%	6.70%
20 years	-	-	12.95%	7.07%

The nominal rates presented above as of September 30, 2022 refer to the incremental borrowing rates used in contracts recognized in 2022 and the rates as of December 31, 2021 refer to the rates used in contracts recognized during the year ended December 31, 2021.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

Parent Company			Consolidated
	2022		2022
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Variable payments not included in the lease liabilities	17,777	47,323	56,653	164,381
Expenses related to short-term leases	14,466	42,093	33,090	98,910
Expenses related to low-value assets	2,948	7,242	2,959	7,290
	35,191	96,658	92,702	270,581

18.6.	Sale-and-leaseback transactions

During the nine-month period ended September 30, 2022, the conditions for ownership transference of a feed factory in Francisco Beltrão, previously owned by the Company, were concluded. The transaction was classified as a sale-and-leaseback. The right-of use asset and lease liability was recognized and are presented in the additions of the Buildings class, with the following amounts: right-of-use asset of R$2,945 and lease liability of R$11,042. A gain was recognized under Other Operating Income in the amount of R$5,521.

19.	SHARE-BASED PAYMENT

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2021 (note 19).

The breakdown of the outstanding shares granted is set forth as follows:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	57

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

06.01.20	06.01.23	3,571,736	666,295	21.28
07.01.21	07.01.24	2,883,737	1,222,621	28.58
07.01.22	07.01.25	4,703,472	4,657,772	14.11
		11,158,945	6,546,688

(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the nine-month period ended on September 30, 2022, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2021	5,395,519
Granted
Restricted stocks - July 2022	4,703,472
Exercised / Delivered:
Restricted stocks – grant of June, 2021	(189,285)
Restricted stocks – grant of June, 2020	(317,386)
Restricted stocks – grant of July, 2019	(83,175)
Restricted stocks – grant of June, 2019	(107,309)
Forfeiture (1) :
Restricted stocks – grant of July, 2022	(45,697)
Restricted stocks – grant of July, 2021	(1,270,063)
Restricted stocks – grant of June, 2020	(1,197,176)
Restricted stocks – grant of September, 2019	(22,867)
Restricted stocks - grant of July, 2019	(237,142)
Restricted stocks – grant of June, 2019	(82,203)
Outstanding options/stocks as of September 30, 2022	6,546,688

(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$195,151 (R$205,949 as of December 31, 2021) and in the amount of R$20,885 under non-current liabilities (R$11,816 as of December 31, 2021). In the statement of income for the nine-month period ended on September 30, 2022 the amount recognized as expense was R$25,785 in the parent company and R$35,502 in the consolidated (R$31,392 in the parent company and R$40,074 in the consolidated in the same period of the previous year and) and for the three-month period ended on September 30, 2022 the amount recognized as expense was R$769 in the parent company and reversal of expenses R$4,506 in the consolidated (R$12,014 in the parent company and R$12,749 in the consolidated in the same period of the previous year and).

20.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2021 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	58

	Parent company		Consolidated
	Liabilities		Liabilities
	09.30.22	12.31.21	09.30.22	12.31.21
Medical assistance	206,015	193,545	206,015	195,345
F.G.T.S. Penalty (1)	56,934	53,881	56,934	53,881
Award for length of service	104,472	98,474	104,472	98,474
Other	60,839	57,553	207,007	204,885
	428,260	403,453	574,428	552,585

Current	42,097	42,097	53,324	54,354
Non-current	386,163	361,356	521,104	498,231

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for pension and post-employment plans for the year of 2022, according to an appraisal report prepared in 2021 by an actuarial expert and recorded in the statement of income for the nine-month period ended on September 30, 2022 against other comprehensive income a gain of R$18,211 in the parent company and R$23,654 in consolidated, net of taxes (R$11,852 in the parent company and R$11,729 in consolidated in the same period of the previous year) and for the three-month period ended on September 30, 2022 a gain of R$3,615 in the parent company and R$3,422 in consolidated (R$3,753 in the parent company and R$3,694 in consolidated in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, environmental, administrative and other risks classified as with probable loss, and contingent liabilities is presented below:

	Parent company
					09.30.22
	Tax	Labor	Civil, environmental and other	Contingent liabilities (1)	Total
Beginning balance	397,067	624,258	354,531	97,859	1,473,715
Additions	74,765	282,953	48,580	-	406,298
Reversals	(19,235)	(194,811)	(36,916)	(503)	(251,465)
Payments	(59,015)	(221,090)	(30,193)	-	(310,298)
Interest	32,615	101,595	47,035	-	181,245
Ending balance	426,197	592,905	383,037	97,356	1,499,495

Current					920,663
Non-current					578,832

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	59

	Consolidated
					09.30.22
	Tax	Labor	Civil, environmental and other	Contingent liabilities (1)	Total
Beginning balance	400,101	628,767	357,013	131,751	1,517,632
Additions	74,975	285,094	48,744	-	408,813
Reversals	(19,235)	(195,147)	(36,944)	(504)	(251,830)
Payments	(59,015)	(221,090)	(30,193)	-	(310,298)
Interest	32,807	101,679	47,198	-	181,684
Exchange rate variation	29	(930)	(21)	-	(922)
Ending balance	429,662	598,373	385,797	131,247	1,545,079

Current					924,178
Non-current					620,901

(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed on December 31, 2021 financial statements and on September 30, 2022, had balances of, R$2,033,391 (R$1,679,407 as of December 31, 2021) for civil risks, R$ 274,261 (R$338,999 as of December 31, 2021) for labor risks and R$13,294,318 (R$12,499,764 as of December 31, 2021) for tax risks, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$131,247 (R$131,751 as of December 31, 2021).

22.	EQUITY
22.1.	Capital stock

On January 17, 2022 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase, regardless of statutory reform, which was set to 1,325,000,000 ordinary shares. On the same occasion, the capital increase of the Company was also approved, through public offering of up to 325,000,000 new ordinary shares.

The pricing of the public offering of shares was on February 1, 2022 and the Board of Directors approved the offering of 270,000,000 shares at the price of R$20.00 (twenty Brazilian Reais), in a total amount of R$5,400,000. From this amount, R$500,000 were allocated to the capital stock and the remaining was allocated to the formation of a capital reserve. The settlement of the offering was on February 4, 2022 and incurred expenses of R$123,949.

On September 30, 2022, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$216,896, made on July 22, 2009 and February 4, 2022.

22.1.1.	Breakdown of capital stock by nature

Parent company
	09.30.22	12.31.21
Common shares	1,082,473,246	812,473,246
Treasury shares	(4,356,397)	(5,053,554)
Outstanding shares	1,078,116,849	807,419,692
22.1.2.	Rollforward of outstanding shares

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	60

Parent company
Quantity of outstanding of shares
09.30.22
Shares at the beginning of the period	807,419,692
Issue of shares on 02.01.22	270,000,000
Delivery of restricted shares	697,157
Shares at the end of the period	1,078,116,849

22.2.	Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	09.30.22	12.31.21
Capital reserves	2,338,476	141,834
Other equity transactions	(78,329)	(67,531)
Share-based payments	195,151	205,949
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	2,260,147	74,303
22.3.	Absorption of accumulated losses

On January 31, 2022 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law in the amount of R$2,703,358.

22.4.	Treasury shares

The Company has 4,356,397 shares held in treasury, with an average cost of R$25.19 (twenty-five Brazilian Reais and nineteen cents) per share and corresponding market value of R$56,110.

Parent company
Quantity of outstanding of shares
09.30.22
Shares at the beggining of the period	5,053,554
Delivery of restricted shares	(697,157)
Shares at the end of the period	4,356,397

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term. Up to September 30, 2022, the Company repurchased 1.232.300 common shares at the cost of R$27,721 under the Restricted Shares Plan.

23.	EARNINGS (LOSS) PER SHARE

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	61

	Continued operations
		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(122,570)	(2,203,229)	(275,600)	(454,014)
Basic denominator
Common shares	1,082,473,246	1,082,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Net earnings (loss) per share basic - R$	(0.11)	(2.11)	(0.34)	(0.56)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(122,570)	(2,203,229)	(275,600)	(454,014)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Net earnings (loss) per share diluted - R$	(0.11)	(2.11)	(0.34)	(0.56)

	Discontinued operations
		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	-	(50,948)	(6,516)	(47,802)
Basic denominator
Common shares	1,082,473,246	1,082,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Net earnings (loss) per share basic - R$	-	(0.05)	(0.01)	(0.06)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	-	(50,948)	(6,516)	(47,802)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Net earnings (loss) per share diluted - R$	-	(0.05)	(0.01)	(0.06)

	Continued and discontinued operations
		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(122,570)	(2,254,177)	(282,116)	(501,816)
Basic denominator
Common shares	1,082,473,246	1,082,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Net earnings (loss) per share basic - R$	(0.11)	(2.16)	(0.35)	(0.62)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(122,570)	(2,254,177)	(282,116)	(501,816)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Number of potential shares	-	-	-	-
Weighted average number of outstanding shares - diluted	1,078,022,206	1,043,977,330	807,709,278	808,013,781
Net earnings (loss) per share diluted - R$	(0.11)	(2.16)	(0.35)	(0.62)

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	62

documents subject to such policy, executing the formal designation of its hedge accounting relations. The Risk Policy was approved by the Board of Directors on December 16, 2021, is valid for one year and is available at the Company’s website. The Company’s risk management strategies, objectives and governance are disclosed in the financial statements for the year ended on December 31, 2021.

24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

On September 30, 2022, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco BNP Paribas, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Banco XP, Caixa Econômica Federal, HSBC, Banco Inter, J.P. Morgan Chase Bank and Standard Bank.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco BNP Paribas, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco Safra, Banco XP, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley and Rabobank.

24.3.	Capital management and liquidity risk

On September 30, 2022, the non-current consolidated gross debt, as presented below, represented 86.94% (86.78% as of December 31, 2021) of the total gross debt, which has an average term of eight years.

The Company monitors the gross debt and net debt as set forth below:

	Consolidated
	09.30.22			12.31.21
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,842,360)	(11,204,993)	(13,047,353)	(16,343,552)
Local currency loans and borrowings	(1,316,788)	(9,681,585)	(10,998,373)	(9,112,478)
Derivative financial instruments, net	9,424	(79,230)	(69,806)	(223,949)
Gross debt	(3,149,724)	(20,965,808)	(24,115,532)	(25,679,979)

Cash and cash equivalents	8,335,724	-	8,335,724	7,528,820
Marketable securities	418,891	444,188	863,079	794,268
Restricted cash	-	86,971	86,971	24,964
	8,754,615	531,159	9,285,774	8,348,052
Net debt	5,604,891	(20,434,649)	(14,829,758)	(17,331,927)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	63

	Parent company
	09.30.22
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	20,905,081	32,461,910	3,763,929	1,593,283	2,569,491	2,130,026	1,589,223	20,815,958
Principal		21,182,472	2,519,141	966,095	1,928,719	1,188,209	718,209	13,862,099
Interest		11,279,438	1,244,788	627,188	640,772	941,817	871,014	6,953,859
Trade accounts payable	11,496,908	11,687,903	11,677,282	3,178	4,259	1,645	1,539	-
Supply chain finance	1,339,820	1,370,502	1,370,502	-	-	-	-	-
Lease liabilities	2,509,640	3,151,507	486,246	136,271	535,353	434,006	352,378	1,207,253
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	57,864	57,864	-	-	-	-	2,826	55,038
Currency derivatives	53,224	53,224	53,059	165	-	-	-	-
Commodities derivatives	25,898	34,431	34,431	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Interest rate derivatives	28,169	28,169	-	-	28,169	-	-	-

	Consolidated
	09.30.22
	Book value	Contractual cash flow	Up to 12 months	Oct - Dec 2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	24,045,726	36,139,951	4,326,351	1,602,785	2,704,626	2,263,426	4,420,322	20,822,441
Principal		24,338,376	2,927,191	972,150	1,940,828	1,200,318	3,429,736	13,868,153
Interest		11,801,575	1,399,160	630,635	763,798	1,063,108	990,586	6,954,288
Trade accounts payable	12,999,150	13,192,116	13,181,495	3,178	4,259	1,645	1,539	-
Supply chain finance	1,339,820	1,370,502	1,370,502	-	-	-	-	-
Lease liabilities	2,982,587	3,705,177	672,441	182,279	666,662	510,037	380,686	1,293,072
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	57,864	57,864	-	-	-	-	2,826	55,038
Currency derivatives	53,224	53,224	53,059	165	-	-	-	-
Commodities derivatives	25,898	25,898	25,898	-	-	-	-	-
Financial instruments not designated as cash flow hedge
Interest rate derivatives	28,169	28,169	-	-	28,169	-	-	-
Currency derivatives	558	558	558	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

24.4.    Market risk management

24.4.1.	Interest rate risk

The Company’s exposure to interest rates is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	64

Consolidated
				09.30.22
	Notional
Index	Assets	Liabilities	Derivative financial instruments	Exposure, Net
Fixed
Fixed Reais	150,665	(424,398)	636,462	362,729
Fixed U.S. Dollars (USD)	5,225,686	(14,202,535)	1,816,508	(7,160,341)
Fixed Turkish Liras (TRY)	22,521	(455,391)	(124,352)	(557,222)
Fixed Euros (EUR)	100,783	-	423,232	524,015
Fixed Kwanza (AOA)	408,727	-	-	408,727
Fixed Other	50,796	-	-	50,796
Floating
Floating IPCA Reais	-	(5,567,827)	4,590,000	(977,827)
Floating CDI Reais	3,326,596	(2,555,558)	(7,341,850)	(6,570,812)
Floating Libor U.S. Dollars (USD)	-	(135,165)	-	(135,165)
	9,285,774	(23,340,874)	-	(14,055,100)
Interest and fair value adjustment of derivatives	-	(704,852)	(69,806)	(774,658)
Total	9,285,774	(24,045,726)	(69,806)	(14,829,758)

The derivative financial instruments used to hedge the exposure to interest rates as of September 30, 2022 are presented in the table below:

09.30.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	(2,385)	7,444
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.16% p.a.	705,000	BRL	5,918	70,752
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	1,495,000	BRL	(29,208)	178,161
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	(19,503)	58,570
Interest rate swap	Debenture - 1st Issue - 1st series - IPCA + 6.83% p.a.	3rd Qtr. 2032	IPCA + 6.83% p.a.	109.32% CDI	990,000	BRL	(5,782)	(18,641)
					4,590,000		(50,960)	296,286

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
24.4.2.	Foreign exchange risk

i. Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	09.30.22	12.31.21
Cash and cash equivalents	4,662,094	2,064,631
Trade accounts receivable	7,344,064	6,377,104
Trade accounts payable	(1,533,809)	(1,221,354)
Loans and borrowings	(13,521,827)	(16,726,412)
Other assets and liabilities, net	316,811	49,732
Exposure of assets and liabilities in foreign currencies	(2,732,667)	(9,456,299)
Derivative financial instruments (hedge)	2,225,771	8,454,971
Exposure in result, net	(506,896)	(1,001,328)

The net P&L exposure is mainly composed of the following currencies:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	65

Net P&L Exposure	09.30.22	12.31.21
Argentinian Peso (ARS)	(4,380)	(5,783)
Angolan kwanza (AOA)	397,597	318,660
Euros (EUR)	20,825	33,381
Chilean Pesos (CLP)	274,298	169,301
Yen (JPY)	(1,538)	77,178
Turkish Liras (TRY)	180,577	266,541
U.S. Dollars (USD)	(1,374,275)	(1,860,606)
Total	(506,896)	(1,001,328)

The Company is exposed to other currencies, which have been grouped in the currencies above due to its high correlation or for not being individually significant.

The Company holds more financial liabilities in foreign currencies than assets and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on September 30, 2022 and are set forth below:

09.30.22
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	4th Qtr. 2022	EUR	80,000	5.3208	5,667
Futures - B3	BRL	USD	4th Qtr. 2022	USD	(196,000)	5.2636	8,004
							13,671

Subsidiaries
Non-deliverable forward	USD	TRY	4th Qtr. 2022	USD	23,000	18.6217	(558)
Total Consolidated							13,113

09.30.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
FX and interest rate swap	BRF SA BRFSBZ 3.95	2nd Qtr. 2023	FX + 3,95% p.a.	98.77% CDI	234,033	USD	16,761	28,150
FX and interest rate swap	BRF SA BRFSBZ 4 3/4	3rd Qtr. 2024	FX + 4,75% p.a.	104.48% CDI	295,363	USD	(28,169)	36,471
					529,396		(11,408)	64,621

(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the senior unsecured notes.
ii.	Operating income exposure

The Company has more sales in foreign currency than expenditures and, therefore, holds derivative financial instruments to reduce such exposure. The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on September 30, 2022 are set forth below:

09.30.22
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2022	USD	361,500	5.3454	(24,630)
Non-deliverable forward	USD Exports	BRL	USD	1st Qtr. 2023	USD	34,000	5.4062	(2,842)
Collar	USD Exports	BRL	USD	4th Qtr. 2022	USD	9,000	5.1986	(503)
Collar	USD Exports	BRL	USD	1st Qtr. 2023	USD	15,000	5.6701	924
Collar	USD Exports	BRL	USD	2nd Qtr. 2023	USD	20,000	5.5563	(1,234)
Collar	USD Exports	BRL	USD	3rd Qtr. 2023	USD	5,000	5.7075	(112)
								(28,397)

iii.	Investments exposure

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	66

The Company holds both investments (net assets) and loans (financial liabilities) denominated in foreign currency. To balance the accounting effects of such exposures, some non-derivative financial liabilities are designated as hedging instruments for the investments exposure. The non-derivative financial instruments designated as net investment hedge instruments on September 30, 2022 are set forth below:

09.30.22
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(124,933)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD	108,757	3.7649	(156,277)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(107,163)
							(388,373)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

24.4.3.	Commodities price risk

The Company uses commodities as production inputs and is exposed to commodities price risk arising from future purchases. The management of such risk is performed through physical inventories, future purchases at fixed price and through derivative financial instruments.

The Company performs purchases at variable prices in future and spot markets and, to hedge such exposure, it holds derivative financial instruments in long position (buy) to fix these prices in advance. The financial instruments designated as cash flow hedges for the variable commodities price exposure on September 30, 2022 are set forth below:

09.30.22
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2022	9,999	ton	409.44	1,880
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2023	5,999	ton	440.32	(80)
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2022	115,004	ton	452.86	192
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1st Qtr. 2023	18,000	ton	464.90	(679)
Collar - buy	Corn purchase - floating price	Corn - CBOT	4th Qtr. 2022	99,237	ton	264.76	1,094
Collar - buy	Corn purchase - floating price	Corn - CBOT	1st Qtr. 2023	73,078	ton	254.85	4,126
Corn future - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2022	9,990	ton	1,484.43	122
Collar - buy	Corn purchase - floating price	Corn - B3	4th Qtr. 2022	33,966	ton	1,667.65	(554)
Collar - buy	Corn purchase - floating price	Corn - B3	1st Qtr. 2023	62,100	ton	1,673.70	642
				427,374			6,743

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

In certain cases, the Company performs futures purchases at fixed prices and, to hedge such exposure, it holds derivative financial instruments in short position (sell) to keep these prices at market value. The financial instruments designated as fair value hedges for the fixed commodities price exposure on September 30, 2022 are set forth below:

09.30.22
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2023	24,599	ton	536.18	3,681
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2023	36,093	ton	283.20	2,691
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2023	80,660	ton	255.31	(5,040)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2023	100,952	ton	243.76	(2,076)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2023	3,366	ton	246.64	66
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2023	8,019	ton	1,551.69	(81)
Corn future - sell	Corn purchase - fixed price	Corn - B3	2nd Qtr. 2023	594	ton	1,583.55	(6)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	28,944	ton	1,359.23	(437)
				283,226			(1,202)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

09.30.22
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	1st Qtr. 2023	USD	10,221	5.4617	(693)
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2023	USD	18,372	5.8861	3,956
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2023	USD	10,695	5.6361	(792)
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2023	USD	830	5.5648	(166)
								2,305

24.5.	Effects of hedge instruments on financial information

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	67

The effects of the financial instruments for hedging exchange rate, commodities price and interest rates in the income (loss) for the period, in other comprehensive income and in the financial position are set forth below:

Income for the period							Consolidated
Jul - Sep 2022	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total
Net Sales				14,095,772	-	-	14,095,772
Derivatives result		Operating Results	Cash flow	(39,731)	-	-	(39,731)
Net Revenue	26			14,056,041	-	-	14,056,041

Cost of Sales				-	(11,460,536)	-	(11,460,536)
Derivatives result		Operating Results	Cash flow / Fair value	-	2,453	-	2,453
Cost of Sales				-	(11,458,083)	-	(11,458,083)

Interests on loans and borrowings				-	-	(335,493)	(335,493)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	(138,044)	(138,044)
Foreign Exchange variation on assets and liabilities				(137,469)	-	-	(137,469)
Foreign Exchange Derivatives result		Financial Position	Not designated	87,495	-	-	87,495
Foreign Exchange Derivatives result		Loans in foreign currency	Fair value	(98,204)	-	-	(98,204)
Effects on Financial Result	28			(148,178)	-	(473,537)	(621,715)

Other Comprehensive Income							Consolidated
Jul - Sep 2022		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	45,636	(14,797)	-	30,839
Non-derivative Instruments - non-current		Foreign investments	Net investment	(38,187)	-	-	(38,187)
Other Comprehensive Income (1)				7,449	(14,797)	-	(7,348)

(1) All effects are presented gross of taxes.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	68

Statement of financial position							Consolidated
Jan - Sep 2022	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(26,092)	5,541	(50,960)	(71,511)
Not designated derivatives		Financial Position	Not designated	29,874	-	(28,169)	1,705
Asset / (Liability) net				3,782	5,541	(79,129)	(69,806)

Derivative Instruments - current (2)		Operating Results	Cash flow	(28,397)	15,065	-	(13,332)
Non-derivative instruments – current		Operating Results	Cash flow	(548,639)	-	-	(548,639)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(388,373)	-	-	(388,373)
Other Comprehensive Income (1)				(965,409)	15,065	-	(950,344)

Derivatives result		Operating Results	Cash flow / Fair value	-	(14,576)	-	(14,576)
Inventories	7			-	(14,576)	-	(14,576)

(1)	All effects are presented gross of taxes.
(2)	Includes R$1,447 related to the time value of the commodity options contracts.

Statement of financial position							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(10,342)	47,620	(30,108)	7,170
Not designated derivatives		Financial Position	Not designated	(231,119)	-	-	(231,119)
Asset / (Liability) net				(241,461)	47,620	(30,108)	(223,949)

Derivative Instruments - current		Operating Results	Cash flow	3,964	103,746	-	107,710
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(441,229)	-	-	(441,229)
Other Comprehensive Income				(1,430,858)	103,746	-	(1,327,112)

Derivatives result		Operating Results	Cash flow / Fair value	-	531,732	-	531,732
Inventories	7			-	531,732	-	531,732

On December 16, 2021, the Financial Risk Management Policy was amended and from this date, non-derivative financial instruments may only be designated as hedge instruments in net investment hedge relations. Thus, on December 16, 2021, the cash flow hedge relations presented below were discontinued because the hedging instruments were non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

09.30.22
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Parent company and consolidated
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,639)

								(548,639)

(1)	Average discontinuance rates.
(2)	Effective portion of the accumulated foreign exchange variations on the designated loans.

The amount above will be kept under Other Comprehensive Income until its maturity, according to the previous designation and effectiveness. During the nine-month period ended September 30, 2022, the loan Bond BRF SA BRFSBZ 5 7/8, previously designated as hedging instrument for exports, was settled and the amount of R$(444,953) previously accumulated in Other Comprehensive Income (Loss) was reclassified to the statement of income (loss) within Net Sales.

Summarized financial position of derivative financial instruments:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	69

	Parent company		Consolidated
	09.30.22	12.31.21	09.30.22	12.31.21
Assets
Designated as hedge accounting
Currency derivatives	27,132	27,617	27,132	27,617
Commodities derivatives	31,439	105,228	31,439	105,228
Interest rate derivatives	6,904	10,457	6,904	10,457
Not designated as hedge accounting
Currency derivatives	30,432	-	30,432	2,053
	95,907	143,302	95,907	145,355

Current assets	88,937	132,498	88,937	134,551
Non-current assets	6,970	10,804	6,970	10,804

Liabilities
Designated as hedge accounting
Currency derivatives	(53,224)	(36,676)	(53,224)	(37,959)
Commodities derivatives	(25,898)	(57,608)	(25,898)	(57,608)
Interest rate derivatives	(57,864)	(40,565)	(57,864)	(40,565)
Not designated as hedge accounting
Currency derivatives	-	(232,442)	(558)	(233,172)
Interest rate derivatives	(28,169)	-	(28,169)	-
	(165,155)	(367,291)	(165,713)	(369,304)

Current liabilities	(78,955)	(325,430)	(79,513)	(327,443)
Non-current liabilities	(86,200)	(41,861)	(86,200)	(41,861)

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	70

24.6.	Sensitivity analysis

Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of September 30, 2022, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.4066	2.7033	4.0550	4.8659	5.9473	6.7583	8.1099

Monetary Assets and Liabilities		1,650,584	825,292	330,117	(330,117)	(825,292)	(1,650,584)
Derivative Instruments - Not designated		(963,445)	(481,723)	(192,689)	192,689	481,723	963,445
Net effect		687,139	343,569	137,428	(137,428)	(343,569)	(687,139)

EUR	5.2904	2.6452	3.9678	4.7614	5.8194	6.6130	7.9356

Monetary Assets and Liabilities		201,203	100,602	40,241	(40,241)	(100,602)	(201,203)
Derivative Instruments - Not designated		(211,616)	(105,808)	(42,323)	42,323	105,808	211,616
Net effect		(10,413)	(5,206)	(2,082)	2,082	5,206	10,413

JPY	0.0374	0.0187	0.0280	0.0336	0.0411	0.0467	0.0561

Monetary Assets and Liabilities		769	384	154	(154)	(384)	(769)
Net effect		769	384	154	(154)	(384)	(769)

TRY	0.2921	0.1461	0.2191	0.2629	0.3213	0.3651	0.4382

Monetary Assets and Liabilities		(152,464)	(76,232)	(30,493)	30,493	76,232	152,464
Derivative Instruments - Not designated		62,176	31,088	12,435	(12,435)	(31,088)	(62,176)
Net effect		(90,288)	(45,144)	(18,058)	18,058	45,144	90,288

AOA	0.0128	0.0064	0.0096	0.0116	0.0141	0.0161	0.0193

Monetary Assets and Liabilities		(198,799)	(99,399)	(39,760)	39,760	99,399	198,799
Net effect		(198,799)	(99,399)	(39,760)	39,760	99,399	198,799

CLP	0.0056	0.0028	0.0042	0.0050	0.0062	0.0070	0.0084

Monetary Assets and Liabilities		(137,149)	(68,574)	(27,430)	27,430	68,574	137,149
Net effect		(137,149)	(68,574)	(27,430)	27,430	68,574	137,149

	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.4066	2.7033	4.0550	4.8659	5.9473	6.7583	8.1099

Revenue in USD		(1,201,617)	(600,808)	(240,323)	240,323	600,808	1,201,617
NDF		1,069,155	534,578	213,831	(213,831)	(534,578)	(1,069,155)
Collar		125,221	58,990	19,316	(8,236)	(47,269)	(113,500)
Net effect		(7,241)	(7,240)	(7,176)	18,256	18,961	18,962

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	71

	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	5.4066	2.7033	4.0550	4.8659	5.9473	6.7583	8.1099

Cost of Sales		(108,453)	(54,227)	(21,691)	21,691	54,227	108,453
NDF		108,453	54,227	21,691	(21,691)	(54,227)	(108,453)
Net effect		-	-	-	-	-	-

Soy Grain - CBOT	508	254	381	457	559	635	762

Cost of Sales		(6,251)	(3,126)	(1,250)	1,250	3,126	6,251
NDF		6,251	3,126	1,250	(1,250)	(3,126)	(6,251)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	368	184	276	331	405	460	552

Cost of Sales		27,438	13,719	5,488	(5,488)	(13,719)	(27,438)
Collar		(24,604)	(9,876)	(1,329)	1,050	7,229	21,552
NDF		(3,534)	(1,767)	(707)	707	1,767	3,534
Net effect		(700)	2,076	3,452	(3,731)	(4,723)	(2,352)

Corn - CBOT	258	129	194	233	284	323	388

Cost of Sales		(45,675)	(22,838)	(9,135)	9,135	22,838	45,675
Collar		(85,512)	(36,547)	(9,086)	7,486	34,729	83,693
NDF		28,563	14,281	5,713	(5,713)	(14,281)	(28,563)
Net effect		(102,624)	(45,104)	(12,508)	10,908	43,286	100,805

Corn - B3	1,554	777	1,166	1,399	1,710	1,943	2,332

Cost of Sales		53,238	26,619	10,648	(10,648)	(26,619)	(53,238)
Collar		(67,031)	(29,600)	(7,141)	5,040	26,576	64,007
Future		21,310	10,655	4,262	(4,262)	(10,655)	(21,310)
Net effect		7,517	7,674	7,769	(9,870)	(10,698)	(10,541)

(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

24.7.    Financial instruments by category

	Parent company
	09.30.22
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	125,326	-	125,326
Cash equivalents	-	2,808,123	2,808,123
Marketable securities	-	368,673	368,673
Restricted cash	26,696	-	26,696
Trade accounts receivable	5,710,574	317,529	6,028,103
Other receivables	47,566	-	47,566
Derivatives not designated	-	30,432	30,432
Derivatives designated as hedge accounting (1)	-	65,475	65,475

Liabilities
Trade accounts payable	(11,496,908)	-	(11,496,908)
Supply chain finance	(1,339,820)	-	(1,339,820)
Loans and borrowings (2)	(13,362,085)	(7,542,996)	(20,905,081)
Derivatives not designated	-	(28,169)	(28,169)
Derivatives designated as hedge accounting (1)	-	(136,986)	(136,986)
	(20,288,651)	(4,117,919)	(24,406,570)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	72

	Consolidated
	09.30.22
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	3,827,460	-	-	3,827,460
Cash equivalents	-	-	4,508,264	4,508,264
Marketable securities	418,025	11,163	433,891	863,079
Restricted cash	86,971	-	-	86,971
Trade accounts receivable	3,740,291	-	317,529	4,057,820
Other receivables	47,566	-	-	47,566
Derivatives not designated	-	-	30,432	30,432
Derivatives designated as hedge accounting (1)	-	-	65,475	65,475

Liabilities
Trade accounts payable	(12,999,150)	-	-	(12,999,150)
Supply chain finance	(1,339,820)	-	-	(1,339,820)
Loans and borrowings (2)	(16,502,730)	-	(7,542,996)	(24,045,726)
Derivatives not designated	-	-	(28,727)	(28,727)
Derivatives designated as hedge accounting (1)	-	-	(136,986)	(136,986)
	(22,721,387)	11,163	(2,353,118)	(25,063,342)

(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the nine-month period ended on September 30, 2022, there were no changes among the 3 levels of hierarchy.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	73

	Parent company
	09.30.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	22,795	-	22,795	57,584	-	57,584
Bank deposit certificates	-	2,782,044	2,782,044	-	4,410,146	4,410,146
Financial treasury bills	353,673	-	353,673	324,771	-	324,771
Investment funds	18,284	-	18,284	19,079	-	19,079
Trade accounts receivable	-	317,529	317,529	-	335,566	335,566
Derivatives	-	95,907	95,907	-	143,302	143,302
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(165,155)	(165,155)	-	(367,291)	(367,291)
Loans and borrowings	-	(7,542,996)	(7,542,996)	-	(3,368,431)	(3,368,431)
	394,752	(4,512,671)	(4,117,919)	401,434	1,153,292	1,554,726

	Consolidated
	09.30.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,163	-	11,163	13,338	-	13,338
Fair value through profit and loss
Savings account and overnight	568,686	-	568,686	701,386	-	701,386
Term deposits	1,114,800	-	1,114,800	179,071	-	179,071
Bank deposit certificates	-	2,821,494	2,821,494	-	4,451,214	4,451,214
Financial treasury bills	353,673	-	353,673	324,771	-	324,771
Investment funds	18,572	-	18,572	35,718	-	35,718
Trade accounts receivable	-	317,529	317,529	-	335,566	335,566
Derivatives	-	95,907	95,907	-	145,355	145,355
Other titles	64,930	-	64,930	5,445	-	5,445
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(165,713)	(165,713)	-	(369,304)	(369,304)
Loans and borrowings	-	(7,542,996)	(7,542,996)	-	(3,368,431)	(3,368,431)
	2,131,824	(4,473,779)	(2,341,955)	1,259,729	1,194,400	2,454,129

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	74

		Parent company and Consolidated
			09.30.22		12.31.21
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 4 3/4	USD	2024	(1,588,570)	(1,585,633)	(1,653,847)	(1,726,951)
BRF SA BRFSBZ 3.95	USD	2023	(1,253,549)	(1,269,123)	(1,303,821)	(1,337,246)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,187,271)	(2,894,213)	(3,914,280)	(3,993,593)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,751,065)	(2,949,389)	(4,423,083)	(4,521,103)
BRF SA BRFSBZ 5 7/8	USD	2022	-	-	(396,802)	(409,454)
BRF SA BRFSBZ 2 3/4	EUR	2022	-	-	(1,072,454)	(1,076,964)
Debenture - 1st Issue	BRL	2032	(2,486,511)	(2,295,170)	(823,946)	(821,444)
Debenture - 2nd Issue	BRL	2030	(2,364,077)	(2,149,132)	(2,351,363)	(2,382,298)
Debenture - 3rd Issue	BRL	2031	(1,052,289)	(790,041)	(1,034,706)	(915,353)
Parent company			(15,683,332)	(13,932,701)	(16,974,302)	(17,184,406)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,674,020)	(2,402,064)	(2,779,725)	(2,854,701)
Consolidated			(18,357,352)	(16,334,765)	(19,754,027)	(20,039,107)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	75

	Consolidated
		2022		2021
Net sales	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Brazil
In-natura	1,553,224	4,461,471	1,634,165	4,380,670
Poultry	1,136,070	3,397,259	1,255,312	3,324,314
Pork and other	417,154	1,064,212	378,853	1,056,356
Processed	5,253,748	14,750,432	4,740,367	13,167,042
Other sales	8,380	22,633	17,509	54,550
	6,815,352	19,234,536	6,392,041	17,602,262

International
In-natura	5,500,653	14,918,138	4,642,946	13,250,947
Poultry	4,869,430	13,484,040	4,047,027	11,291,729
Pork and other	631,223	1,434,098	595,919	1,959,218
Processed	985,862	2,626,872	758,768	2,162,453
Other sales	70,455	233,439	46,992	284,362
	6,556,970	17,778,449	5,448,706	15,697,762

Other segments	683,719	2,023,410	549,238	1,318,839
	14,056,041	39,036,395	12,389,985	34,618,863

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Brazil	48,090	(700,554)	515,846	1,015,749
International	417,680	607,047	113,515	569,495
Other segments	125,448	324,134	105,017	282,076
Sub total	591,218	230,627	734,378	1,867,320
Corporate	(27,830)	(53,909)	(3,898)	71,393
	563,388	176,718	730,480	1,938,713

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
		2022		2021
Corporate	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Reversal/(provision) for tax and civil contingencies	(16,943)	(40,640)	(35,230)	39,695
Gains (losses) with demobilization	7,645	2,094	(634)	(3,654)
Expenses COVID-19 (1)	(399)	(1,527)	(23,386)	(48,382)
Investigations involving the Company (note 1.4)	-	(355)	(412)	(8,554)
Results with sale and disposal of fixed assets	(18,987)	(14,635)	4,173	16,258
Impairment and result in the sale of investments	-	-	52,557	76,147
Other	854	1,154	(966)	(117)
	(27,830)	(53,909)	(3,898)	71,393

(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the nine-month period ended September 30, 2022 and 2021.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	76

	Consolidated
	Goodwill		Trademarks		Total
	09.30.22	12.31.21	09.30.22	12.31.21	09.30.22	12.31.21
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,893,529	1,813,986	416,745	275,982	2,310,274	2,089,968
Other segments	459,273	459,699	474,875	474,875	934,148	934,574
	3,504,300	3,425,183	1,874,098	1,733,335	5,378,398	5,158,518

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES

	Parent company				Consolidated
		2022		2021		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Gross sales
Brazil	8,448,936	23,672,060	7,916,297	21,802,401	8,448,936	23,672,060	7,916,297	21,802,401
International	4,933,713	13,082,857	4,262,740	11,868,422	6,823,852	18,530,825	5,839,915	16,826,837
Other segments	490,133	1,434,411	483,392	1,273,498	837,669	2,466,362	625,962	1,473,572
	13,872,782	38,189,328	12,662,429	34,944,321	16,110,457	44,669,247	14,382,174	40,102,810

Sales deductions
Brazil	(1,633,584)	(4,437,524)	(1,524,256)	(4,200,139)	(1,633,584)	(4,437,524)	(1,524,256)	(4,200,139)
International	(36,156)	(112,439)	(11,130)	(21,887)	(266,882)	(752,376)	(391,209)	(1,129,075)
Other segments	(52,719)	(155,198)	(44,315)	(116,861)	(153,950)	(442,952)	(76,724)	(154,733)
	(1,722,459)	(4,705,161)	(1,579,701)	(4,338,887)	(2,054,416)	(5,632,852)	(1,992,189)	(5,483,947)

Net sales
Brazil	6,815,352	19,234,536	6,392,041	17,602,262	6,815,352	19,234,536	6,392,041	17,602,262
International	4,897,557	12,970,418	4,251,610	11,846,535	6,556,970	17,778,449	5,448,706	15,697,762
Other segments	437,414	1,279,213	439,077	1,156,637	683,719	2,023,410	549,238	1,318,839
	12,150,323	33,484,167	11,082,728	30,605,434	14,056,041	39,036,395	12,389,985	34,618,863

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	77

27.	OTHER OPERATING INCOME (EXPENSES), NET

	Parent company				Consolidated
		2022	2021 Restated (1)			2022	2021 Restated (1)
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Recovery of expenses (2)	10,353	111,733	16,137	85,350	10,792	115,775	16,136	85,372
Provision reversal	266	1,302	805	805	278	1,329	809	809
Scrap sales	2,971	8,948	3,222	9,076	3,913	11,444	3,317	9,273
Provision for civil and tax risks	(17,351)	(92,258)	(31,998)	42,974	(17,738)	(93,098)	(32,202)	42,518
Other employees benefits	(5,283)	(16,955)	(8,225)	(22,637)	(5,283)	(16,955)	(8,225)	(22,637)
Insurance claims costs	8,462	(17,992)	(17,279)	(28,805)	7,924	(18,402)	(16,741)	(28,023)
Gains (losses) on the disposal of non-financial assets	(19,031)	(16,700)	9,487	16,790	(18,863)	(16,687)	53,761	89,775
Demobilization expenses	7,645	2,094	521	(2,472)	7,645	2,094	(634)	(3,654)
Expected credit losses in other receivables	(596)	(1,371)	1,831	742	(596)	(1,532)	1,831	742
Other	34,711	30,567	(6,093)	(17,499)	38,409	37,299	(3,451)	(5,339)
	22,147	9,368	(31,592)	84,324	26,481	21,267	14,601	168,836

(1)	Restatement of the comparative balances to reflect the changes in the accounting practices described in note 3.
(2)	Includes recovery of PIS, COFINS and ICMS taxes on inputs, INSS and other in the amount of R$37,135 for nine-month period ended September 30, 2022 in the parent company and in the consolidated (R$27,280 of recovery of PIS and COFINS taxes in the same period of previous year in the parent company and in the consolidated).

28.	FINANCIAL INCOME (EXPENSES), NET

		Parent company				Consolidated
			2022	2021 Restated (1)			2022	2021 Restated (1)
	Note	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Financial income
Interest on cash and cash equivalents	4	68,689	214,344	25,044	54,414	76,772	232,939	37,199	78,413
Income with marketable securities	5	21,338	53,332	12,442	27,326	36,554	95,537	22,574	53,776
Fair value through profit and loss		21,338	53,332	12,442	27,326	21,232	51,826	12,549	30,502
Amortized cost		-	-	-	-	15,320	43,710	10,025	23,274
Interest on recoverable taxes	9	58,139	203,269	60,848	172,771	58,334	203,864	60,908	172,870
Interest on other assets		4,836	36,469	12,004	31,138	5,607	38,884	12,266	31,695
Financial income on other assets and liabilities (2)		213,712	214,638	(2)	128	228,530	232,078	859	3,529
		366,714	722,052	110,336	285,777	405,797	803,302	133,806	340,283
Financial expenses
Interests on loans and borrowings	15	(423,552)	(1,191,232)	(324,083)	(1,051,519)	(473,537)	(1,333,745)	(378,072)	(1,206,295)
Interest with related parties	30	(56,765)	(180,695)	(99,841)	(256,588)	-	-	-	-
Interest on contingencies	21	(45,418)	(174,470)	(64,698)	(185,586)	(45,418)	(174,470)	(64,698)	(185,586)
Interest on leases	18	(53,233)	(143,130)	(42,508)	(128,282)	(60,460)	(160,790)	(48,554)	(165,535)
Interest on actuarial liabilities		(8,304)	(24,912)	(9,984)	(29,952)	(10,416)	(28,381)	(11,181)	(33,810)
Discount on assignment of credits		(39,202)	(105,088)	(18,908)	(45,256)	(41,022)	(109,740)	(20,212)	(50,342)
Bank expenses		(11,481)	(30,274)	(10,665)	(32,233)	(23,966)	(66,304)	(16,707)	(65,052)
Taxes on financial income		(17,889)	(35,721)	(5,408)	(14,413)	(21,617)	(41,682)	(6,845)	(18,523)
Put/Call Options Result - Business Combinations		-	-	-	-	-	-	(352,790)	(278,618)
Adjustment to present value	6 and 16	(297,153)	(720,363)	(168,524)	(455,016)	(291,968)	(705,569)	(170,911)	(457,011)
Other financial expenses		(15,836)	(50,022)	29,000	6,177	(31,164)	(75,900)	22,781	(10,106)
		(968,833)	(2,655,907)	(715,619)	(2,192,668)	(999,568)	(2,696,581)	(1,047,189)	(2,470,878)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		(388,817)	1,276,015	(1,656,614)	(822,234)	(137,469)	519,917	(625,940)	(359,725)
Derivative results		(18,975)	(1,072,170)	547,414	131,173	(10,709)	(1,026,063)	554,365	143,344
Net Monetary Gains or Losses (3)		-	-	-	-	59,580	332,721	-	-
		(407,792)	203,845	(1,109,200)	(691,061)	(88,598)	(173,425)	(71,575)	(216,381)
		(1,009,911)	(1,730,010)	(1,714,483)	(2,597,952)	(682,369)	(2,066,704)	(984,958)	(2,346,976)

(1)	The Company changed the aggregation of the information in order to increase the level of details, restating the comparative balances in accordance.
(2)	Gain of R$213,590 in the securities repurchase – early settlement of senior notes (note 15.4).
(3)	Effects of monetary restatement resulting from operations in hyperinflationary economy (note 1.5).

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	78

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company				Consolidated
		2022	2021 Restated (1)			2022	2021 Restated (1)
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Costs of sales
Raw materials and supplies (2)	7,674,893	21,944,609	6,534,525	17,836,496	8,772,474	25,419,760	7,494,190	20,971,383
Salaries and employees benefits (3)	1,095,423	3,245,562	1,094,044	3,152,268	1,179,308	3,514,408	1,119,419	3,223,171
Depreciation	555,286	1,598,607	488,834	1,410,371	586,146	1,706,339	529,589	1,537,582
Amortization	20,089	60,602	16,160	55,031	45,648	135,538	32,106	103,626
Other	739,936	2,248,704	706,751	2,050,110	874,507	2,566,531	726,497	2,086,343
	10,085,627	29,098,084	8,840,314	24,504,276	11,458,083	33,342,576	9,901,801	27,922,105

Sales expenses
Indirect and direct logistics expenses	1,060,631	2,573,229	749,253	1,969,731	950,458	2,388,081	711,813	1,915,329
Marketing	130,110	353,891	128,563	361,337	169,689	480,436	166,046	482,650
Salaries and employees benefits (3)	306,820	864,438	285,000	810,516	418,903	1,182,347	375,153	1,085,430
Depreciation	38,962	121,367	45,277	138,793	89,186	249,263	81,781	273,804
Amortization	10,673	37,959	16,314	57,742	15,794	51,180	21,971	76,121
Other	156,106	468,206	124,170	368,367	216,102	661,784	179,369	481,170
	1,703,302	4,419,090	1,348,577	3,706,486	1,860,132	5,013,091	1,536,133	4,314,504

Administrative expenses
Salaries and employees benefits (3)	67,110	177,723	62,679	179,524	104,029	275,969	100,117	295,765
Fees	15,675	45,051	18,270	47,209	15,747	45,208	18,270	47,209
Depreciation	6,075	17,502	5,099	22,252	7,345	25,097	8,176	34,882
Amortization	11,120	20,457	6,793	28,695	15,088	27,312	7,212	30,278
Other (4)	25,424	68,168	69,600	123,100	54,963	144,534	99,262	192,616
	125,404	328,901	162,441	400,780	197,172	518,120	233,037	600,750

(1)	Restatement of the comparative balances to reflect the changes in the accounting practices described in note 3.
(2)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$62,330 for nine-month period ended September 30, 2022 (R$43,817 in the same period of previous year).
(3)	Includes expenses on restructuring in the amount of: (i) R$13,493 in the cost of sales, (ii) R$14,478 in the selling expenses and (iii) R$6,090 in the administrative expenses (null in the same period of the previous year).
(4)	Includes expenses with mergers and acquisitions in the amount of R$15 for nine-month period ended September 30, 2022 (R$22,482 in the same period of previous year).

The Company incurred in expenses with internal research and development of new products of R$26,549 for the nine-month period ended on September 30, 2022 in the parent company and in the consolidated (R$30,840 in the parent company and in the consolidated in the same period of the previous year) and R$6,791 for the three-month period ended on September 30, 2022 in the parent company and in the consolidated (R$10,385 in the parent company and in the consolidated in the same period of the previous year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	79

30.	RELATED PARTIES

The balances of the transactions with related parties are as follows:

										Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Advance for future capital increase	Other rights		Advances and other liabilities
	09.30.22	12.31.21	09.30.22	12.31.21	09.30.22	12.31.21	09.30.22	09.30.22	12.31.21	09.30.22		12.31.21
Banvit	-	-	-	-	-	-	-	1,118	609	-		-
BRF Energia S.A.	-	-	-	-	(5,043)	(25,932)	-	-	-	-		-
BRF Foods GmbH	563,400	608,379	-	-	-	-	-	171	137	-		(61)
BRF Global GmbH	4,245,001	4,937,329	-	-	-	-	-	-	-	(6,665,577)	(1)	(10,562,776)
BRF GmbH	-	-	-	-	-	-	-	-	-	(1,531,037)	(2)	(1,830,251)
BRF Pet S.A.	954	3,489	-	-	(260)	(174)	170,348	-	588	-		-
Federal Foods	-	-	-	-	-	-	-	-	-	-		(517)
Hercosul Alimentos Ltda.	8,662	-	-	-	-	-	-	322	4	-		-
Hercosul International S.R.L.	957	-	-	-	(1,987)	-	-	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	-	-	-	-	-	-	-	-	62	-		-
Mogiana Alimentos S.A.	17,470	2,741	-	-	-	-	-	363	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	-	(4,392)		(4,265)
Sadia Chile S.A.	275,590	172,499	-	-	-	-	-	85	5	-		-
Sadia Uruguay S.A.	6,421	340	-	-	-	-	-	-	-	(44,407)		(41,655)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	14	14	-	-	-	-	-	-		-
Marfrig Global Foods S.A.	9,606	9,252	-	-	(26,378)	(35,312)	-	-	-	-		-
Marfrig Chile S.A.	2,516	-	-	-	-	-	-	-	-	-		-
Quickfood S.A.	24,811	8,690	-	-	-	-	-	-	-	-		-
Pampeano Alimentos S.A.	76	-	-	-	-	-	-	-	-	-		-
Total	5,155,464	5,742,719	14	14	(33,668)	(61,418)	170,348	2,059	1,405	(8,245,413)		(12,439,525)

(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.

	Consolidated
	Accounts receivable		Trade accounts payable
	09.30.22	12.31.21	09.30.22	12.31.21
Marfrig Global Foods S.A.	9,606	9,252	(31,421)	(36,058)
Marfrig Chile S.A.	3,769	1,434	(69)	(24)
Quickfood S.A.	24,811	8,690	-	-
Pampeano Alimentos S.A.	76	-	-	-
Total	38,262	19,376	(31,490)	(36,082)

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	80

									Parent company
	Sales				Financial results, net				Purchases
		2022		2021		2022		2021		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
BRF Energia S.A.	-	-	-	-	-	-	-	-	(85,213)	(251,287)	(99,627)	(169,145)
BRF Foods GmbH	114,614	279,574	71,773	179,113	-	-	-	-	-	-	-	-
BRF Global GmbH	4,502,250	12,084,487	3,905,988	11,029,983	(55,754)	(177,817)	(98,922)	(254,526)	-	-	-	-
BRF Pet S.A.	1,935	8,681	3,954	9,742	-	-	-	-	(67)	(266)	-	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	-	-	-	3	10	-	-	-	-
Hercosul Alimentos Ltda.	12,939	24,502	-	-	-	-	-	-	(901)	(15,748)	-	-
Hercosul Distrib. Ltda.	-	4,082	-	-	-	-	-	-	-	-	-	-
Hercosul International S.R.L.	1,503	2,708	-	-	-	-	-	-	(2,028)	(3,773)	-	-
Hercosul Solução em Transportes	-	-	-	-	-	-	-	-	(221)	(431)	-	-
Mogiana Alimentos S.A.	21,219	28,964	-	-		-	-	-	-	-	-	-
Sadia Alimentos S.A.	-	-	-	-	(44)	(128)	(35)	(119)	-	-	-	-
Sadia Chile S.A.	98,593	243,176	45,307	129,213	-	-	-	-	-	-	-	-
Sadia Uruguay S.A.	24,476	75,882	16,345	47,705	(967)	(2,750)	(887)	(1,953)	-	-	-	-
Marfrig Global Foods S.A.	16,898	58,955	12,982	20,925	-	-	-	-	(100,034)	(354,906)	(80,986)	(130,861)
Marfrig Chile S.A.	2,378	5,413	-	1,376	-	-	-	-	-	-	-	-
Quickfood S.A.	32,603	56,469	19,207	19,207	-	-	-	-	-	-	-	-
Marfrig Alimentos S.A.	-	242	139	139	-	-	-	-	-	-	-	-
Total	4,829,408	12,873,135	4,075,695	11,437,403	(56,765)	(180,695)	(99,841)	(256,588)	(188,464)	(626,411)	(180,613)	(300,006)

	Consolidated
	Sales				Purchases
		2022		2021		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Marfrig Global Foods S.A.	16,898	58,954	12,982	20,925	(150,218)	(418,995)	(96,907)	(151,437)
Marfrig Chile S.A.	3,816	12,186	899	3,055	(742)	(934)	-	-
Quickfood S.A.	32,603	59,432	19,207	19,207	-	-	-	-
Marfrig Alimentos S.A.	-	242	139	139	-	-	(54,530)	(54,530)
Total	53,317	130,814	33,227	43,326	(150,960)	(419,929)	(151,437)	(205,967)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy, respecting market conditions. As of September 30, 2022, the balance of these transactions was R$2,175,789 (R$2,327,576 as of December 31, 2021).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the nine-month period ended on September 30, 2022 the total amount of lease payments was R$16,269 (R$15,410 in the same period of the previous year) and for three-month period ended on September 30, 2022 the total amount of lease payments was R$5,973 (R$5,202 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
		2022		2021
	Jul - Sep	Jan - Sep	Jul - Sep	Jan - Sep
Salary and profit sharing	14,650	46,681	14,930	46,117
Short-term benefits (1)	112	357	76	500
Private pension	196	641	282	872
Termination benefits	177	1,237	200	1,698
Share-based payment	6,715	20,612	7,668	21,854
	21,850	69,528	23,156	71,041

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$20,402 for the nine-month period ended on September 30, 2022 (R$19,484 in the same period of the previous year)

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	81

and for the three-month period ended on September 30, 2022 R$9,868 (R$6,257 in the same period of the previous year).

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	09.30.22	09.30.22
Current	4,481,448	4,838,352
Non-current	3,308,041	3,378,733
October to december 2023	401,406	414,717
2024	893,045	942,264
2025	684,320	687,110
2026	433,305	435,962
2027 onwards	895,965	898,680
	7,789,489	8,217,085

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the nine-month period ended on September 30, 2022:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the nine-month period ended on September 30, 2022 amounted to R$643,362 in the parent company and R$948,982 in the consolidated (R$327,024 in the parent company and R$551,554 in the same period of the previous year) and for the three-month period ended on September 30, 2022 amounted to R$285,628 in the parent company and R$419,778 in the consolidated (R$131,195 in the parent company and R$172,979 in the same period of the previous year).

33.	EVENTS AFTER THE REPORTING PERIOD
33.1.	Revolving Credit Facility

On October 21, 2022 the Company’s Board of Directors approved the renewal with Banco do Brasil S.A. of a revolving credit facility, with matures in December 2022, up the limit of R$ 1,5 billion, for the next 2 years. The referred credit facility can be drawn totally or partially, at the Company’s discretion, whenever necessary.

33.2.	Agreement with the Public Investment Fund

On October 24, 2022 the BRF GMBH, wholly-owned subsidiary of Company, has executed an agreement (“Agreement”) with Halal Products Development Company (“HPDC”), a wholly-owned subsidiary of the Public Investment Fund (“PIF”) that aims to support the development of the Halal industry in Saudi Arabia by fostering innovation and driving growth across the Halal ecosystem. The transaction is still subject to obtaining regulatory and internal approvals of parties.

The agreement provides for the incorporation of a legal entity in Saudi Arabia with an ownership of up to 70% by BRF and up to 30% by HPDC. The entity will operate in the entire chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The entity will have a combined investment of US$ 500,000,000.00, of which (i) US$ 125,000,000.00 will be contributed by BRF GmbH and by HPDC upon the incorporation of the entity; and (ii) the remainder will be contributed pursuant to the investment plan to be prepared by the parties. The agreement also foresees the creation of Halal Headquarters, a Halal Food Innovation Center and a Center of Excellence in Saudi Arabia.

33.3.    Senior Notes repurchase

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	82

During October 2022, the Company repurchased its 5.75% Senior Notes due on 2050, in the principal amount equivalent to R$220,704 (USD41,890). The Company paid the amount of R$159,221 (USD30,222) for the repurchase of these liabilities, amount that includes principal, interest and premium.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	83

34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and the issuance authorized by the Board of Directors on November 9, 2022.

BOARD OF DIRECTORS

Global President Office (Non-Independent)	Marcos Antonio Molina dos Santos
Vice-Chairman (Non-Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator	Augusto Marques da Cruz Filho
Member	Deborah Stern Vieitas
Member	Eduardo Augusto Rocha Pocetti
External Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Miguel de Souza Gularte
Financial and Investor Relations Vice-President	Fabio Luis Mendes Mariano
People, Sustainability and Digital Vice-Presiden	Alessandro Rosa Bonorino
Agribusiness and Product Quality Vice-President	Fabio Duarte Stumpf
International Markets and Planning Vice-President	Leonardo Campo Dallorto
Brazil Commercial Vice-President	Manoel Reinaldo Manzano Martins Junior
Marketing and New Businesses Vice-President	Marcel Sacco
Supply Chain Vice-President	Vinícius Guimarães Barbosa

Marcos Roberto Badollato
Accounting Director - CRC 1SP219369/O-4

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	84

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	09.30.22		12.31.21
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	360,133,580	33.27	269,734,803	33.20
Caixa de Previd. dos Func. do Banco do Brasil	67,560,738	6.24	49,829,952	6.13
Kapitalo Investimentos Ltda.	55,730,079	5.15	40,784,398	5.02
Management
Board of Directors	4,600	0.01	6,314,932	0.78
Executives	588,056	0.05	917,317	0.11
Treasury shares	4,356,397	0.40	5,053,554	0.62
Other	594,099,796	54.88	439,838,290	54.14
	1,082,473,246	100.00	812,473,246	100.00

The shareholding positions above are presented in accordance with the last Reference Form filed by the Company and may not represent the current position held on the stock exchange.

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	85

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“the Company”) contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2022, which comprises the statement of financial position as of September 30, 2022 and the respective statements of income (loss) and comprehensive income (loss), for the three and nine-month periods then ended, and changes in equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários – CVM, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

Emphasis of matter

We draw attention to explanatory note 1.4 to the interim financial information, individual and consolidated, which describe the investigations concluded by United States Government authorities and the ongoing investigations conducted by Brazilian Government authorities involving the Company, as well as their current and potential developments. In the current stage of the ongoing investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is not qualified in respect of these matters.

Other matters - Statements of Value Added

The interim financial information mentioned above includes Statements of Value Added, individual and consolidated, for the nine-month period ended September 30, 2022, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 9, 2022

KPMG Auditores Independentes Ltda.

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	86

OPINION OF THE AUDIT AND INTEGRITY COMMITTEE

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (parent company and consolidated) for the nine-month period ended on September 30, 2022, the Management Report and the review report issued without modification by KPMG Auditores Independentes.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, November 9, 2022.

Augusto Marques da Cruz Filho

Coordinator

Eduardo Augusto Rocha Pocetti

Member

Deborah Stern Vieitas

Member

Manoel Cordeiro Silva Filho

External member

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	87

STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the nine-month period ended on September 30, 2022, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes for the Company's interim financial information for the nine-month period ended on September 30, 2022.

São Paulo, November 9, 2022.

Miguel Gularte

Global Chief Executive Officer

Fabio Luis Mendes Mariano

Financial and Investor Relations Vice-President

Alessandro Rosa Bonorino

People, Sustainability and Digital Vice-President

Fabio Duarte Stumpf

Agribusiness and Product Quality Vice-President

Leonardo Campo Dallorto

International Markets and Planning Vice-President

Manoel Reinaldo Manzano Martins Junior

Brazil Commercial Vice-President

Marcel Sacco

Marketing and New Businesses Vice-President

Vinícius Guimarães Barbosa

Supply Chain Vice-President

BRF S.A. | INTERIM FINANCIAL INFORMATION – September 30, 2022	88